This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on March 31, 2025 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[            ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

AMENDMENT NO. 3 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

Acco Group Holdings Limited
(Exact name of registrant as specified in its charter)

_____________________________________

Cayman Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen’s Road Central, Hong Kong
Tel: +852 3521 2888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_____________________________________

c/o [Agent of Service]
[Address]
+1 [phone number]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yuning “Grace” Bai, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1 212-588-0022	Arila E. Zhou, Esq. Anna J. Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, NY 10017 +1 212-451-2942

_____________________________________

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MARCH 31, 2025

ACCO GROUP HOLDINGS LIMITED

[    ] Ordinary Shares

This is an initial public offering (the “Offering”) of [*] ordinary shares of par value US$0.00001 per share (the “Ordinary Shares”), of ACCO GROUP HOLDINGS LIMITED (“Acco”, the “Company”, “we”, “our”, or “us”), on a firm commitment basis. We anticipate that the initial public offering price (the “Offering Price”) will be between US$[*] and US$[*] per Ordinary Share. Prior to this Offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ACCL”. This Offering is contingent upon us listing our Ordinary Shares on the Nasdaq Capital Market, or Nasdaq. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering will not be completed.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying our Ordinary Shares.

Acco is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, Acco currently qualifies for treatment as a “foreign private issuer.” As a foreign private issuer, Acco will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Acco is an “Emerging Growth Company” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” beginning on page 14 of this prospectus for more information.

Following this Offering, Star Blessings Limited (“Star Blessings”), our largest shareholder, will own [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. Mr. Yuen Yuk, HAU (our Chairman and Chief Financial Officer) owns 100% of the equity interest of Star Blessings. As a result, through Star Blessings, Mr. Hau can control the outcome of matters submitted to the shareholders for approval. Additionally, we will be a “controlled company” within the meaning of the Nasdaq listing rules and follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. For a more detailed discussion of the risk of the Company being a controlled company, see “Risk Factors — Risks Related to Our Corporate Structure — Our corporate actions will be substantially controlled by our Controlling Shareholder, Star Blessings Limited, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 41 and “Prospectus Summary — Implication of Being a Controlled Company” on page 15 of this prospectus.

Acco is a holding company incorporated in Cayman Islands. As a holding company with no material operations of its own, Acco conducts all its operations through its operating entities: (a) Accolade Corporate Services Limited (“ACSL”), incorporated in Hong Kong; (b) Accolade Consultants Limited (“ACL”), incorporated in Hong Kong; and (c) Accolade IP (SG) Pte. Ltd. (“ASG”), incorporated in Singapore (ACSL, ACL and ASG, together, are referred as the “Operating Subsidiaries”). The Operating Subsidiaries are wholly-owned by Starry Prospect Limited (“Starry Prospect”), which is wholly-owned by Acco. Acco and Starry Prospect are holding companies with no operations of their own. Investors in the Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiaries, but rather purchasing equity solely of Acco, the Cayman Islands holding company. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in Acco’s operations and/or a material change in the value of the securities Acco is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless.

Our Operating Subsidiaries conduct their business in Hong Kong, a Special Administrative Region of the PRC, and Singapore, and some of our clients are Mainland China individuals or Mainland China companies that may have shareholders or directors that are Mainland China individuals. Neither Acco nor its subsidiaries conduct any operations in Mainland China. Conducting business in Hong Kong involves risks of uncertainty about any actions the Chinese government or authorities may take in Hong Kong. There are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong, including the changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. The legal and operational risks associated in operating in Mainland China also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to the Operating Subsidiaries and us, given the substantial operations in Hong Kong and the possibilities that PRC government may exercise significant oversight over the conduct of business in Hong Kong. Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to investors and cause the value of such securities to significantly decline or be worthless, and/or no longer be permitted to continue business operations as presently conducted.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Recent Regulatory Development in the PRC” beginning on page 10. No effective laws or regulations in the PRC explicitly require the Company to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for the Company’s overseas listing plan, nor has the Company or any of the Operating Subsidiaries received any inquiry, notice, warning or sanctions regarding the planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Development in the PRC” beginning on page 10 and “Risk Factors — Risks Relating to Jurisdictions Where We Operate — There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page 32.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in Mainland China, or its main place(s) of business are located in Mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in Mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Based on the above mentioned, given that (i) the Company currently does not have, nor do it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (ii) it is not controlled by any Mainland China entity or individual; (iii) it does not have any operation in Mainland China, nor does it have any partnership or cooperation with any Mainland China entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in Mainland China; (v) none of the senior managers in charge of the business operations and management are citizens of Mainland China or domiciled in Mainland China; and (vi) no revenue of the Company or its subsidiaries is generated from Mainland China, this Offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, China Commercial Law Firm, the Company is not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on Nasdaq does not require fulfilling the filing procedure to the CSRC. However, given the uncertainties arising from the legal system in the PRC and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this Offering.

If we or our Operating Subsidiaries inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non -compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Jurisdictions Where We Operate — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page 36.

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the Securities and Exchange

Commission (“SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in Mainland China and Hong Kong.

Our auditor, Onestop Assurance PAC, is headquartered in Singapore and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring in July 2023. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the Determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates — without consultation with, nor input from, PRC authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. Our auditor, Onestop Assurance PAC, has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in Mainland China and Hong Kong and has voted to vacate its previous Determination report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in Mainland China or Hong Kong.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in Mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. There can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in Mainland China and Hong Kong will occur and allows for full and timely access to information. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. These recent developments could also add uncertainties to this Offering and we cannot assure you that the Nasdaq Capital Market or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 44.

Acco holds all of the equity interests in its Hong Kong and Singapore subsidiaries through Starry Prospect, an intermediate holding company incorporated in the British Virgin Islands, or BVI. As a holding company, Acco may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. Funds transferred through Acco and our subsidiaries in the following manner: (i) funds are transferred from Acco, our holding company incorporated in the Cayman Islands to our Operating Subsidiaries in Hong Kong and Singapore through Starry Prospect, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries to Acco through Starry Prospect. Acco is permitted under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to Starry Prospect or our Operating Subsidiaries, through loans or capital contributions without restrictions on the amount of the funds. Starry Prospect is permitted under the respective laws of the BVI to provide funding to our Operating Subsidiaries through loans or capital contribution. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to Starry Prospect without limitation on the size of such dividends. Starry Prospect is permitted under the respective laws of BVI to provide funding to Acco through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from BVI to Cayman Islands. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, our Operating Subsidiaries have not encountered difficulties or limitations with respect to their respective abilities to transfer cash between each other. As of the date of this prospectus, our Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. For the year ended June 30, 2023, our Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders. For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders. In addition, while no direct cash transfers of dividends were made among our Operating Subsidiaries, a portion of these dividends was applied as an offset against related party balances. Specifically, during the years ended June 30, 2023, and 2024, unpaid dividends of US$332,692 and US$2,181,473, respectively, were utilized to settle related party balances, including amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited. These offsets were conducted as part of capital management initiatives and were contractually agreed upon among relevant parties. Apart from these distributions and save as previously disclosed, as of the date of this prospectus, and for the years ended June 30, 2024 and 2023, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries. Acco, our Cayman Islands holding company, since its incorporation on May 31, 2024, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the Cayman Islands holding company.

Furthermore, as of the date of this prospectus, there are no restrictions or limitations under the laws of Hong Kong and Singapore imposed on the conversion of Hong Kong dollar and Singapore dollars into foreign currencies and the remittance of currencies out of Hong Kong and Singapore, nor there is any restriction on foreign exchange to transfer cash between Acco and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Acco and U.S. investors and amounts owed. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For a more detailed discussion of how the cash is transferred within our organization, see “Prospectus Summary — Transfers of cash to and from our subsidiaries” and “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 5 and 42.

As of the date of this prospectus, Acco and the Operating Subsidiaries do not have any plan to distribute earnings in the foreseeable future. Save as disclosed above, as of the date of this prospectus, none of the Operating Subsidiaries have made any dividends or distributions to the Company and the Company has not made any dividends or distributions to the Company’s shareholders or U.S. investors. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds to the company before expenses	US$	US$

____________

(1)      Initial public offering price per share is assumed as US$[*], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the underwriters a discount equal to seven percent 7.0% of the gross proceeds of the Offering. In addition to the compensation referenced above, we have agreed to pay to Revere Securities LLC, the representative of the underwriters (the “Representative”), a non-accountable expense allowance of one percent (1.0%) of the total proceeds raised and, to reimburse the underwriters for certain accountable expenses incurred relating to this Offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 118.

(3)      Excludes fees and expenses payable to the underwriters.

(4)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares offered by the Company if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to 15% additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this Offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is US$[*], the total underwriting discounts payable will be US$[*], and the total proceeds to us, before expenses, will be US$[*].

We expect our total cash expenses for this Offering to be approximately US$[*], including expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expense allowance, exclusive of the above discounts.

If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting” on or about [*] 2024.

The date of this prospectus is [*], 2025

We have not, and the Underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed Offering, and only the prospectus dated hereof, is authorized by us to be used in connection with our proposed Offering. Our business, financial condition, results of operations, and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the U.S. to permit a public offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this Offering and the distribution of this prospectus applicable to those jurisdictions.

Until and including ________, 2025 (the 25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”). Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

The financial position and results of its operations are determined using Hong Kong Dollars and Singapore Dollars, as the functional currencies. The Group’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The following table outlines the exchange rates from HK Dollars and Singapore Dollars into US dollars that are used in preparing these consolidated financial statements:

	For the years ended June 30,
	2024	2023
Average rate (HK$)	7.8000	7.8000
Average rate (Singapore$)	1.3482	1.3641
	As of June 30,
	2024	2023
Year-end spot rate (HK$)	7.8000	7.8000
Year-end spot rate (Singapore$)	1.3559	1.3561

We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

ii

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

•        “Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum of association and the articles of association of Acco (as defined below) adopted on August 8, 2024;

•        “Acco,” “we,” “us,” “our,” or “the Company” are to ACCO GROUP HOLDINGS LIMITED, an exempted company incorporated in the Cayman Islands with limited liability on May 31, 2024, and does not include its subsidiaries, ACL (as defined below), ACSL (as defined below), and ASG (as defined below). Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” (as defined below) when we refer to our operating entities, as the case may be, and clearly identify the entity in which investors are purchasing an interest;

•        “Acco Group” or “ the Group” are to Acco and its subsidiaries;

•        “ACL” refers to Accolade Consultants Limited, a company with limited liability incorporated under the laws of Hong Kong on August 2, 2010;

•        “ACSL” refers to Accolade Corporate Services Limited, a company with limited liability incorporated under the laws of Hong Kong on December 4, 2009;

•        “ASG” refers to Accolade IP (SG) PTE. LTD., a private company limited by shares incorporated under the laws of Singapore on January 26, 2018;

•        “BVI” refers to the British Virgin Islands;

•        “CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

•        “Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Controlling Shareholder” refers to Star Blessings Limited, a company incorporated under the laws of the British Virgin Islands on May 28, 2024;

•        “Starry Prospect” refers to Starry Prospect Limited, a company incorporated under the laws of the British Virgin Islands on June 11, 2024, a business company directly and wholly owned by Acco Group Holdings Limited;

•        “Ordinary Shares” refers to the Ordinary Shares of Acco (as defined above), par value of US$0.00001 per share;

•        “FY2023” and “FY2024” refer to fiscal years ended June 30, 2023 and 2024, respectively;

•        “HKD, ” “Hong Kong dollar(s),” or “HK$” refer to the legal currency of Hong Kong;

•        “Hong Kong” or “HKSAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

•        “Marksman” refers to Marksman Services Group Limited, an independent research consultancy firm commissioned by the Company;

•        “Marksman Report” refers to the “INDUSTRY OVERVIEW REPORT FOR ACCO GROUP HOLDINGS LIMITED” prepared by Marksman and commissioned by the Company;

•        “Memorandum and Articles of Association” refers to the memorandum of association and the articles of association of Acco (as defined above) filed with the Registry of Companies of the Cayman Islands on May 31, 2024;

•        “Operating Subsidiaries” refers to ACSL, ACL and ASG, the indirectly wholly-owned subsidiaries of Acco, through Starry Prospect, unless otherwise specified;

•        “PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

•        “PRC government” or “Chinse government” are to the government and governmental authorities of Mainland China for the purposes of this prospectus only;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

•        “US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

•        “U.S.”, or “United States” refers to the United States of America;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

Overview

Headquartered in Hong Kong, we are a holding company incorporated in the Cayman Islands, and all of our business is carried out by our wholly-owned Operating Subsidiaries, namely ACSL and ACL in Hong Kong and ASG in Singapore. Through our Operating Subsidiaries, we are a multi-disciplinary, IT-driven corporate service provider with a strong presence in Hong Kong and Singapore. Under the “Accolade” brand, our Operating Subsidiaries specialize in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties (“IP”) registration services in Singapore. Leveraging advanced IT solutions, our Operating Subsidiaries provide comprehensive, reliable and professional support to our clients, enabling them to focus on their core business activities while our Operating Subsidiaries manage and handle their corporate compliance needs. Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting our ability to cater to diverse business needs with tailored, technology enhanced solutions. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG.

Since the commencement of our business in 2009, we have been an active player in the corporate service market, serving clients from a wide spectrum of industry sectors. As of June 30, 2024, our Operating Subsidiaries have around 3,495 and 402 active client engagements in Hong Kong and Singapore, respectively.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•        Client-centric, technology-based approach

•        Renowned corporate brand

•        Experienced and professional management team

•        Comprehensive service offerings

Growth Strategies

Our principal business objective is to further expand our market shares in Hong Kong and Singapore, and explore new business opportunities in the global corporate service markets, in particular the U.S. and Southeast Asia. We intend to achieve our plan by adopting the following strategies:

•        Expand our corporate service business

•        Incorporate generative AI features into our business modules

•        Build up our presence in the U.S. market and serve U.S.-based clients

•        To promote and enhance our brand globally

Threats and Challenges

According to the Marksman Report, we and our Operating Subsidiaries face the following threats and challenges:

•        Intense competition:     The competition for corporate services in Hong Kong and Singapore are highly intense, given the abundance of service providers offering a wide range of service. According to the Register of Trust or Company Service Provider Licenses managed by the Companies Registry of Hong Kong, there are over 6,000 service providers in Hong Kong and the competition for corporate services market, while Singapore hosts approximately 3,000 firms providing corporate services as of March 2024.

•        Heightened regulatory compliance:     The growing complexity of global regulatory frameworks, including anti-money laundering and know-your-customer requirements, has heightened the demand for specialized compliance services. The increasing difficulties in complying with the framework require corporate service providers to devote additional time and resources to keep updated with the latest requirements.

•        Accelerated digital transformation:     The corporate services industry in Hong Kong and Singapore is increasingly adopting digital technologies to enhance efficiency and client satisfaction. Digital platforms for company registration, compliance management, and accounting services have become standard, reflecting the industry’s shift towards automation and innovation. The investment in digital transformation will result in higher expenditure, which may negatively impact our profit margin, while failure to adopt to digital transformation may decrease our competitiveness in the market.

Corporate History

Acco Group Holdings Limited (“Acco”) was incorporated as an exempted company with limited liability on May 31, 2024, under the laws of the Cayman Islands. It is a holding company and is not actively engaging in any business. As of the date of this prospectus, under its Amended and Restated Memorandum and Articles of Association, Acco is authorized to issue 5,000,000,000 Ordinary Shares of par value of US$0.00001, of which 100,000,000 Ordinary Shares are issued and outstanding. The registered office of Acco is at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town Grand Cayman, KY1-9006 Cayman Islands.

Acco is a holding company with no operations of its own. It conducts the operations through its indirect wholly-owned Operating Subsidiaries, namely Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong and Accolade IP (SG) Pte. Ltd. in Singapore. The Ordinary Shares offered in this prospectus are those of Acco Group Holdings Limited.

The Reorganization

In this prospectus, we refer to all these following events as the “Reorganization”.

On May 31, 2024, we formed Acco. On the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Ltd. On the same date, the 1 ordinary share was transferred from Quality Corporate Services Ltd. to Star Blessings Limited, the Controlling Shareholder.

As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of Acco, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, Acco acquired, through Starry Prospect, all the issued share capital of the Operating Subsidiaries, namely, Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations, from Starry Charm Limited, Starry Charm Limited and Starry Insight Holdings Limited, respectively. As a result, all of the Operating Subsidiaries became indirect wholly-owned subsidiaries of Acco.

On June 28, 2024, Acco Group Holdings Limited further issued 924, 50 and 25 ordinary shares, at the respective consideration of US$ 924, US$50, and US$25, to Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively. On August 8, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 100,000 for one

(1) (the “Share Split”). Subsequent to the Share Split, the authorized share capital of the Company became US$50,000 divided into 5,000,000,000 Ordinary Shares with a par value of US$0.00001 each, and the Company had 100,000,000 Ordinary Shares issued and outstanding, of which 92,500,000, 5,000,000 and 2,500,000 Ordinary Shares were held by Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively. From a Cayman Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this prospectus are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

On August 16, 2024, Star Blessings Limited entered into Sale and Purchase Agreements with Forever Peak Holdings Limited and River Wise Holdings Limited, respectively. Pursuant to the Sale and Purchase Agreements, Star Blessings Limited is to sell, and Forever Peak Holdings Limited and River Wise Holdings Limited are to acquire, 4.9% and 4.5% equity interests in Acco Group Holdings Limited held by Star Blessings Limited at the consideration of US$108,974 and US$100,000, respectively. On the same date, Star Blessings Limited executed the instrument of transfers whereby Star Blessings Limited transferred 4,900,000 and 4,500,000 Ordinary Shares, out of its 9,250,000 Ordinary Shares, to Forever Peak Holdings Limited and River Wise Holdings Limited, respectively.

Subsequent to the transfer, as of the date of the prospectus, the Company is owned as to 83,100,000 (83.1%), 5,000,000 (5%), 4,900,000 (4.9%), 4,500,000 (4.5%) and 2,500,000 (2.5%) Ordinary Shares by Star Blessings Limited, Mr. Cheung Po, LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po, TSUI, respectively.

Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of the prospectus and after this Offering (assuming no exercise of the over-allotment option by the underwriters):

Star Blessings Limited
British Virgin Islands
Mr. Cheung Po LUI
Other Existing <5% Shareholders (1)
Public Shareholders
Pre-offering: 83.1% Ordinary Shares
Post-offering: [ ]% Ordinary Shares
Pre-offering: 5.0% Ordinary Shares
Post-offering: [ ]% Ordinary Shares
Pre-offering: 11.9% Ordinary Shares
Post-offering: [ ]% Ordinary Shares
Pre-offering: 0% Ordinary Shares
Post-offering: [ ]% Ordinary Shares
Acco Group Holdings Limited
Cayman Islands
100%
Starry Prospect Limited
British Virgin Islands
100%
100%
100%
Accolade Corporate Services Limited
Hong Kong
Accolade Consultants Limited
Hong Kong
Accolade IP (SG) Pte. Ltd.
Singapore

____________

(1)      As of the date of the prospectus, there are 3 (three) shareholders of record that have shareholding less than 5%.

Our Subsidiaries and Business Functions

Starry Prospect Limited was incorporated under the law of the British Virgin Islands as the intermediate holding company of Accolade Consultants Limited, Accolade Corporate Services Limited and Accolade IP (SG) Pte. Ltd., as part of the Reorganization. Starry Prospect Limited is wholly-owned by Acco.

Accolade Corporate Services Limited was incorporated under the laws of Hong Kong on December 4, 2009. Accolade Corporate Services Limited is one of our operating entities in Hong Kong and is indirectly wholly-owned by Acco Group Holdings Limited through Starry Prospect Limited.

Accolade Consultants Limited was incorporated under the laws of Hong Kong on August 2, 2010. Accolade Consultants Limited is one of our operating entities in Hong Kong and is indirectly wholly-owned by Acco Group Holdings Limited through Starry Prospect Limited.

Accolade IP (SG) Pte. Ltd. was incorporated under the laws of Singapore on January 26, 2018. Accolade IP (SG) Pte. Ltd. is our operating entity in Singapore and is indirectly wholly-owned by Acco Group Holdings Limited through Starry Prospect Limited.

Transfers of Cash to and from Our Subsidiaries

As a holding company, Acco may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. As of the date of this prospectus, our Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. Acco is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong and Singapore through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of their place of incorporation to provide funding to us through dividend distribution without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Cash is transferred through our organization in the following manner: (i) funds are transferred from Acco, our holding company incorporated in Cayman Islands, to our Operating Subsidiaries in Hong Kong and Singapore through Starry Prospect, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries in Hong Kong and Singapore to Acco through Starry Prospect.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Subsidiaries in Hong Kong and Singapore to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by board resolutions, declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the shareholders if it appears to them that they are justified by the financial position of the Company and that such dividend may lawfully be paid, that immediately after the distribution, the value of our assets will exceed our liabilities, and Acco will be able to satisfy our debts as they fall due in the ordinary course of business.

There are no restrictions or limitations under the laws of Hong Kong and Singapore imposed on the conversion of Hong Kong dollar and Singapore dollar into foreign currencies and the remittance of currencies out of Hong Kong and Singapore, nor is there any restriction on any foreign exchange to transfer cash between Acco and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Acco and U.S. investors and amounts owed. See “Regulations” on page 80 and “Dividend Policy” on page 54.

As advised by our PRC legal counsel, China Commercial Law Firm, the laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Acco to the Operating Subsidiaries or from the Operating Subsidiaries to Acco, our shareholders and the U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 42 for more information.

For the year ended June 30, 2023, our Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders. For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders.

In addition, while no direct cash transfers of dividends were made among our Operating Subsidiaries, a portion of these dividends was applied as an offset against related party balances. Specifically, during the years ended June 30, 2023, and 2024, unpaid dividends of US$332,692 and US$2,181,473, respectively, were utilized to settle related party balances, including amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited. These offsets were conducted as part of capital management initiatives and were contractually agreed upon among relevant parties. Company has carefully assessed the accounting treatment of unpaid dividends declared and applied as an offset against related party balances. Based on our analysis, we do not believe these transactions should be classified as compensation expense.

Apart from these distributions and save as previously disclosed, as of the date of this prospectus, and for the years ended June 30, 2024 and 2023, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries. Acco, our Cayman Islands holding company, since its incorporation on May 31, 2024, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the Cayman Islands holding company.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Risk Factors Summary

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors”. The following is a summary of what we view as our most significant risk factors:

Risks Relating to our Business and Operations

•        Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

•        Our revenues, operating income and cash flows are likely to fluctuate.

•        We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

•        We may implement business strategies and future plans that may not be successful.

•        Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

•        Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

•        A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

•        Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

•        We intend to further leverage AI products developed and licensed by third parties. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software could cause delays, errors, or failures of our services, increases in our expenses and reductions in our sales, which could materially and adversely affect our business, operating results and financial conditions.

•        We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

•        Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

•        We and our Operating Subsidiaries are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

•        Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

•        We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

•        We may not be able to obtain finance from time to time to fund our operations and maintain growth.

•        If we do not effectively manage the utilization of our professionals, our financial results could decline.

•        We and our Operating Subsidiaries do not have any business insurance coverage.

•        Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

•        Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

•        Professionals may leave us and our subsidiaries to form or join competitors, and we and our subsidiaries may not have, or may choose not to pursue, legal recourse against such professionals.

•        We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

•        If we and our Operating Subsidiaries fail to compete effectively, we and our subsidiaries may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

•        Our revenue is primarily derived from corporate secretarial, accounting, and IP registration services, which are not always recurring in nature, and there is no assurance that our customers will provide us with new business.

For a detailed description of the risks above, please refer to pages 20 to 30.

Risks Relating to Jurisdictions Where We Operate

•        Substantial part of our operations is in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Share, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of our securities to significantly decline or become worthless. Our Operating Subsidiaries in Hong Kong may be subject to PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

•        There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

•        The enforcement of laws rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

•        The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent a substantial part of our business.

•        There are political risks associated with conducting business in Hong Kong.

•        Because our business is conducted in Hong Kong dollars and Singapore dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

•        Part of our operations are in Singapore. We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

For a detailed description of the risks above, please refer to pages 30 – 41. In particular, see “Risk Factor — Risks Relating to Jurisdictions Where We Operate — Substantial part of our operations is in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 30.

Risks Relating to Our Corporate Structure

•        Our corporate actions will be substantially controlled by our Controlling Shareholder, Star Blessings, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

•        The enforcement of foreign civil liabilities in the Cayman Islands, Hong Kong and Singapore is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

For a detailed description of the risks above, please refer to pages 41 – 44.

Risks Relating to our Ordinary Shares and this Offering

•        Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

•        There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

•        We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

•        Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

•        If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•        As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

•        There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

For a detailed description of the risks above, please refer to pages 44 – 51.

Regulatory Development in the PRC

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of PRC government’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021.

The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which, among other things, requires the relevant governmental authorities to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information, and to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” or “PIPL”, which became effective on November 1, 2021. The PIPL stipulates the rules for cross-border provision of personal information and applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant PRC government authorities issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively to be referred as the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures with and submit the relevant information to CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with their business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) our Operating Subsidiaries are incorporated in Hong Kong and Singapore are located in Hong Kong and Singapore, (ii) we have no subsidiary, VIE structure or any direct operations in Mainland China, and (iii) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), as advised by China Commercial Law Firm, our counsel with respect to PRC legal matters, we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our business, operations or this Offering, as we do not believe that any of our Operating Subsidiaries would be deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, because (i) the Operating Subsidiaries are incorporated in Hong Kong and Singapore and operate in Hong Kong and Singapore without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data Operating Subsidiaries collected is stored in servers located in Hong Kong and Singapore; (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we have not been notified by any authorities of being classified as an Operator.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in Mainland China, or its main place(s) of business are located in Mainland China, or the majority of its senior management team in charge of its business operations and management are Mainland China citizens or have their usual place(s) of residence located in Mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Based on the above mentioned, given that (i) the Company currently does not have, nor do it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (ii) it is not controlled by any Mainland China entity or individual; (iii) it does not have any operation in Mainland China, nor does it have any partnership or cooperation with any Mainland China entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in Mainland China; (v) none of the senior managers in charge of the business operations and management are citizens of Mainland China or domiciled in Mainland China; and (vi) no revenue of the Company is generated from Mainland China, as advised by this offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC.

Further, as of the date of this prospectus, as advised by our PRC legal counsel, China Commercial Law Firm, we are not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to us, and the listing on Nasdaq does not require fulfilling the filing procedure with the CSRC. Neither we, nor our Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC government authorities, including the CSRC and CAC, to operate our business, list on the U.S. exchanges, or offer the securities to foreign investors. As of the date of this prospectus, neither we nor our Operating Subsidiaries have ever applied for any such permission or approval.

However, as further advised by our PRC legal counsel, given the uncertainties arising from the PRC and Hong Kong legal systems, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this Offering. If we or our Operating Subsidiaries inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If the Trial Measures become applicable to us or our Operating Subsidiaries in Hong Kong, if any of our Operating Subsidiaries is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to the Operating Subsidiaries in Hong Kong, the business operation of the Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future.

If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Moreover, if there is a significant change to the current political arrangements between the PRC and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See Risk Factors — Risks Relating to Jurisdictions Where We Operate  — “If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” On page 36, and “We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” On page 32.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Hong Kong Operating Subsidiary’s business, it may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our Hong Kong Operating Subsidiary’s operations;

•        could hinder our ability to continue to offer securities to investors; and

•        may cause the value of our Ordinary Shares to significantly decline in value or become worthless.

As of the date of this prospectus, in the opinion of our Hong Kong legal counsel, ONC Lawyers, we are not required to obtain permissions from any Hong Kong authorities to issue our Ordinary Shares to foreign investors; and in the opinion of our PRC legal counsel, we are not subject to permission requirements from the PRC authorities, including the CSRC and the CAC to approve the operations of our Hong Kong Operating Subsidiaries and offer our securities being registered to foreign investors. We have obtained our business registration certificate from the Business Registration Office of the Inland Revenue Department in Hong Kong. We have not received or been denied such permissions by any PRC authorities. In the opinion of our Hong Kong and PRC legal counsels, we are also currently not required to obtain any pre-approval from Chinese authorities (including those in Hong Kong) to list on a U.S. stock exchange, including the Nasdaq.

Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. Because we do not conduct operating activities in the PRC, as of the date of this prospectus, we do not believe that we are required to seek approval from the CSRC, CAC or any other governmental agency to offer the Ordinary Shares for sale in the offering herein.

In the event that we inadvertently conclude that such permissions or approvals from the PRC or Hong Kong authorities are not required, or in the event that applicable laws, regulations or interpretations change, we may be required to obtain such permissions or approvals in the future. Further, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors. Further, if we were required to obtain additional approvals to conduct our Operating Subsidiaries operations and if we failed to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiaries may be required to cease their business operations until such permissions or approvals are obtained and may, if they continue to operate without such permissions or approvals, become subject to fines and other penalties which may have a material adverse effect on our Operating Subsidiaries’ business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 32 of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay”, “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim extended transition periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the extended transition period for the adoption of new or revised financial accounting standards, having acknowledged that such election is irrevocable under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country’s corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this Offering.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date. Public companies that qualify as a “Controlled Company” with securities listed on the Nasdaq, must comply with the exchange’s continued listing standards to maintain their listings.

Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this Offering, our Controlling Shareholder, Star Blessings, will own [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors.

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, Onestop Assurance PAC, is headquartered in Singapore and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring in July 2023. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the Determinations Report announced by the PCAOB.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our Offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Relating to our Ordinary Shares and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 44.

Corporate Information

Our principal executive office is Unit 2406, 24/F Low Block, Grand Millennium Plaza 181 Queen’s Road Central, Hong Kong. The telephone number of our principal executive office is +852 3521 2970. Our registered office and our registered agent’s office in the Cayman Islands are both located at Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town Grand Cayman, KY1-9006 Cayman Islands. Our agent for service of process in the United States is [*], located at [*]. We maintain a website at https://www.accoladegroup.com.hk. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Shares Offered:	[*] Ordinary Shares, excluding exercise of the over-allotment discussed below
[*] Ordinary Shares, assuming full exercise of the over-allotment
Shares Issued and Outstanding Prior to the Offering:	[100,000,000] Ordinary Shares.
Shares Issued and Outstanding after the Offering:	[*] Ordinary Shares (or [*] Ordinary Shares if the underwriters exercise the over-allotment option in full) and [*].
Over-Allotment:	Acco has granted to the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to 15% additional Ordinary Shares
Assumed Offering Price per Ordinary Shares:	US$[*] per Ordinary Shares
Gross Proceeds:	Approximately US$[*], excluding proceeds from the exercise of the Underwriters’ over-allotment option
Lock-up

Each of our directors and executive officers and our shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed, subject to certain exceptions, for a period of six (6) months after the closing of the Offering, not to, except in connection with this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares.

The Company has agreed, for a period starting from the date of this prospectus until three (3) months after the closing of this Offering, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative.

See “Underwriting” for more information.
Proposed trading market and symbol:	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ACCL”.
Transfer Agent:	[*]
Risk Factors:

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Ordinary Shares.

Use of Proceeds:	We intend to use the net proceeds we receive from this Offering as follows:
• Approximately US$[*] million or 30.0% for expanding our corporate services business
• Approximately US$[*] million or 20.0% for incorporating generative AI features into our business modules
• Approximately US$[*] million or 20.0% for building up our presence in the U.S. market
• Approximately US$[*] million or 10.0% for promoting and enhancing our brand globally
• The balance of US$[*] million or 20.0% for general working capital and corporate purposes
See “Use of Proceeds” for more information.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and, in the documents, referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Operations

Our revenue is primarily derived from corporate secretarial, accounting, and IP registration services, which are not always recurring in nature, and there is no assurance that our customers will provide us with new business.

Our revenue is primarily derived from corporate secretarial, accounting, and IP registration services, which are not always recurring in nature. While some of our services, such as maintenance of statutory records, annual compliance and tax computation, may recur annually, many of our services, including company formation and IP registration, are one-time or infrequent in nature. Our customers are not obliged to continue using our services if their business no longer requires them. There is also no assurance that the clients who have previously sought our services will continue to retain us for future business, and there is no assurance that we can continue to secure the engagements of our Operating Subsidiaries in the future. Furthermore, the fees for our services are primarily based on, among other factors, the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or increase our fee levels in the future, or even if we are able to do so, that we will be able to attract prospective customers to engage us for the relevant services at such increased rates. There is no guarantee that with our continued efforts, we will be able to secure new business from recurring customers effectively or at all at the same level of fees we charged previously. Accordingly, the number and scale of engagements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume, size, and scale of future business.

In the event that we are unable to maintain our business with our recurring customers or to expand and diversify our customer base by sourcing new customers at desired levels or at all, or to develop and expand our service offerings, or to meet the requirements of our customers regarding service quality and delivery or any other requirements at reasonable or affordable costs, our relationship with our customers, our business, financial condition and results of operations could be materially and adversely affected.

Our revenues, operating income and cash flows are likely to fluctuate.

We may experience fluctuations in our financial results for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) increase in labor costs; (iv) the geographic locations of our clients or the locations where services are rendered; (v) fee arrangements; (vi) changes in the frequency and complexity of government and/or regulatory body activities; (vii) fee adjustments upon the renewal of expired or extended service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (viii) economic factors beyond our control.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems, procedures and controls, including the improvement of our accounting and other internal management systems. Our Operating Subsidiaries also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage the growth effectively, which could have a material adverse effect on our business.

If we and our Operating Subsidiaries do not effectively manage the utilization of our professionals, our financial results could decline.

The failure to manage the utilization of our professionals, or maintain or increase the rates our Operating Subsidiaries charge our clients for their services, could result in adverse consequences, such as non- or lower-revenue-generating professionals, increased employee turnover, fixed compensation expenses in periods of declining revenues, the inability to appropriately staff engagements (including adding or reducing staff during periods of increased or decreased demand for our services), or special charges associated with reductions in staff or operations. Reductions in workforce or increases of billable rates will not necessarily lead to savings. In such events, our financial results may decline or be adversely impacted. A number of factors affect the utilization of the professionals of our Operating Subsidiaries. Some of these factors we cannot predict with certainty, including general economic and financial market conditions; the complexity, number, type, size and timing of client engagements; the level of demand for our services; appropriate professional staffing levels, in light of changing client demands and market conditions; utilization of professionals across segments and geographic regions; and competition. In addition, our global expansion into or within locations where we are not well-known or where demand for our services is not well-developed could also contribute to low or lower utilization rates in certain locations.

The Operating Subsidiaries may enter into engagements such as fixed fee and time and materials with caps. Failure to effectively manage professional hours and other aspects of alternative fee engagements may result in the costs of providing such services exceeding the fees collected by the Company. Failure to successfully complete or reach milestones with respect to contingent fee or success fee assignments may also lead to lower revenues or the costs of providing services under those types of arrangements may exceed the fees collected by the Operating Subsidiaries.

The failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

Our Operating Subsidiaries deliver professional corporate services to our clients, so we rely heavily on human resources for the provision of the services of our Operating Subsidiaries. The professionals of our Operating Subsidiaries have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have the expertise, experience and client relationships critical to maintaining and developing our business. Our Operating Subsidiaries face intense competition in recruiting and retaining highly qualified professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

Our people are our primary assets and account for the majority of our expenses. During periods of reduced demand for the services of our Operating Subsidiaries, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. In addition, benefits to be generated from the enhancement of human resources may not be as significant as expected due to factors beyond our control, such as the general market conditions, labor market, competition for talents against other corporate services providers, travel restrictions and border control, and the economic and political environment in Hong Kong, Singapore and overseas. Such factors may cause a delay in realizing our business growth and our expansion plan and hence, our financial results, in particular our profitability, may be adversely affected. There is also no assurance that we can employ sufficient number of suitable and competent staff to implement our growth strategies.

If we and our Operating Subsidiaries are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time the professionals of our Operating Subsidiaries have to seek out and cultivate new client relationships and win new projects.

Professionals may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

The professionals of Operating Subsidiaries typically have close relationships with the clients they serve, based on their expertise and rapport. Therefore, the barriers to the professionals pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual professional, in the event that a professional leaves, such clients may decide that they prefer to continue working with a specific professional rather than with us or our subsidiaries. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. However, we may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of the services our Operating Subsidiaries provide are highly competitive. We and our Operating Subsidiaries do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we and our Operating Subsidiaries compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested service(s) and the location of the client or delivery of the service(s).

The competitors include large organizations, such as the global accounting firms, global law firms, global corporate service providers and the large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

Since business of our Operating Subsidiaries depends in large part on professional relationships, our business has low barriers to entry for professionals electing to start their own firms or work independently. In addition, it is relatively easy for professionals to change employers. If we and our subsidiaries cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations. The ability to compete successfully in corporate service industry depends on a number of factors, such as:

•        general economic and industry trends, including customer demand for our services;

•        build a well-recognized “Accolade” or “Acco” brand;

•        maintain and expand our client base;

•        maintain and enhance our relationships with partners;

•        attract, retain, and motivate qualified employees;

•        anticipate and adapt to changing market conditions and a competitive landscape;

•        respond effectively to technological changes and advancements in our industry;

•        manage our future growth;

•        ensure that the performance of the services of our Operating Subsidiaries meets client expectations;

•        maintain or improve the operational efficiency of our Operating Subsidiaries;

•        navigate a complex and evolving regulatory environment; and

•        defend ourselves in any legal or regulatory actions against us and our Operating Subsidiaries.

If we fail to address any or all of these risks and challenges, the business of our Operating Subsidiaries may be materially and adversely affected. As the business develops and as we respond to competition, our Operating Subsidiaries may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations.

We intend to further leverage AI products developed and licensed by third parties. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software could cause delays, errors, or failures of our services, increases in our expenses and reductions in our sales, which could materially and adversely affect our business, operating results and financial conditions.

We, in the future, intend to further expand the utilization of artificial intelligence, or AI, products in the provision of the service and in the operations of our Operating Subsidiaries. For instance, as part of our growth strategies, we intend to deploy AI-powered tools to further automate the processes in the corporate secretarial services, such as the compilation of data, generation of financial statements and preparation of corporate and registration documentations. Currently, we have no intention to internally develop such AI products, and instead, we are planning to utilize AI products developed and licensed by third party vendors.

Such third parties may discontinue their products or licenses, cease to provide their products or service to us and our Operating Subsidiaries, go out of business, or otherwise cease to provide support for such products or services in the future. Commercially reasonable alternatives to the third-party software or services our subsidiaries license or receive, may not always be available, or it may be difficult or costly to replace existing third-party software or find a replacement third-party service. The use of additional or alternative third-party software will require us or our Operating Subsidiaries to enter into license agreements with third parties, and we may not be able to enter into such agreements on advantageous terms. In addition, integration of the software used in the service of our Operating Subsidiaries with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our services offerings depend upon the successful operation of third-party software, any undetected errors or defects in, or disruptions to the functionality of, such third-party software could prevent the deployment or impair the functionality of our services and operations, delay new services introductions, result in interruption of our operations, and injure our reputation, which in each case could harm our financial condition and results of operations.

There are significant risks involved in utilizing artificial intelligence and no assurance can be provided that our use of such artificial intelligence will enhance our products or services or produce the intended results. If the artificial intelligence models developed by the external vendors are incorrectly designed, improperly maintained, incomplete, inadequate, or biased in some way, the performance of the products, services, and business, of our Operating Subsidiaries as well as our reputation, could suffer or we could incur liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. Further, artificial intelligence can present ethical issues and may subject us and our subsidiaries to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence solutions, including those incorporated in our products and services. If the artificial intelligence tools that our Operating Subsidiaries use are deficient, inaccurate or controversial, we and our Operating Subsidiaries could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence.

A failure or malfunction of our information technology systems and the failure to maintain relationships with our vendors, could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our information technology systems support all phases of the operations of our Operating Subsidiaries and are an essential part of our technology infrastructure. Our operations depend upon the secured processing, storage and transmission of confidential and other information in our information technology infrastructure, and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving the leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for our Operating Subsidiaries to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increase the risk of security breaches and cyber-attacks.

While we and our Operating Subsidiaries have adopted various means to safeguard the integrity of the computer system and information technology infrastructure of our Operating Subsidiaries, these systems and infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage, all of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to the data storage system, delay or cessation in the services), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise and service standard in a timely manner and thus resulting in disruption to our business operations. Any loss or deterioration of our relationship with external software vendor may affect our business, financial condition and results of operations.

The occurrence of any disruption to the information technology system or other information technology infrastructure of our subsidiaries may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend, and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects, and results of operations.

Our systems, software, information system platforms, may contain serious errors or defects, and may be subject to disruptions that could have a materially adverse effect on our business and reputation.

The business of our subsidiaries relies heavily on various financial, accounting, and other data processing software and information technology systems. We need to properly manage our systems, applications and solutions, and any upgrades, enhancements and expansions we may undertake from time to time, in order to ensure they properly support our businesses. However, the software and information system platform our Operating Subsidiaries use in their operations, or those our Operating Subsidiaries incorporate into their corporate service solutions often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, and we may be unable to successfully correct in a timely manner or at all, and any ensuing disruptions could result in lost revenue, significant expenditures of capital, and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. If any of these systems, applications or solutions fails to operate properly or becomes disabled even for a brief period of time, whether due to malevolent acts, errors, defects or any other factor(s), we could suffer financial loss, a disruption of our businesses, liability to clients, loss of clients, regulatory intervention or damage to our reputation, any of which could have a materially adverse effect on our results of operation or financial condition.

Some of our customers may use the user-end software of the corporate service solutions for processes information and data that are critical to their businesses. The errors, defects, security vulnerabilities, service interruptions or software bugs in our solutions could result in losses to our customers. Customers may seek compensation from us and our subsidiaries for any losses they suffer, or they may cease conducting business with us altogether. There can be no assurance that provisions typically included in agreements with our customers that attempt to limit exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming, divert management’s attention and be costly to defend and could seriously damage our reputation and brand.

In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected.

Compromise of confidential or proprietary information, failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of the information systems, could expose us and the Operating Subsidiaries to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a corporate services provider, in providing the services to clients, our Operating Subsidiaries manage, utilize and store sensitive and confidential client data, including personal data or proprietary information. As a result, we and our Operating Subsidiaries may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations may apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict the business activities of our Operating Subsidiaries and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us and our subsidiaries to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

The confidential and proprietary information of Acco and its subsidiaries and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, business partners or vendors. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

In addition, vulnerabilities of the external service providers and other third parties could also pose security risks to client information and data. Although we and our subsidiaries have taken steps to reduce the risk of such threats, our risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors.

Similarly, a compromise of the security of the information technology systems leading to theft or misuse of our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. In addition, if our reputation is damaged due to a data security breach, the ability of our subsidiaries to attract new engagements and clients may be impaired or we and our subsidiaries may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition. Any actual or perceived breach of the security of our and our subsidiaries’ technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other corporate services providers, whether or not we are impacted, could lead to a general loss of client confidence in the use of technology in the provision of our services, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

Our future success depends in significant part on the continued service of our key management, including our founders, who are heavily involved in the daily operation of our business. We believe that our management team’s extensive experience, industry knowledge and in-depth understanding of the corporate service market enable us to assess the competitive market environment and provide specialized services of high quality. Our future success will depend on the continued involvement, efforts, performance and abilities of our key personnel as a whole. We believe that the skills and experience of our senior management team would be difficult to replace, and the loss of key members of our senior management team and talented employees could result in significant disruptions to our business, including impairing our ability to execute our business strategy and material adverse effect on our financial condition and results of operations. We believe that our future success will depend significantly on our continued ability to attract and retain highly skilled and talented personnel. The loss of crucial employees could result in significant disruptions to our business and the future integration of our expanding businesses.

There can be no assurance that we will be able to retain the services of our key personnel and to continually leverage their skills and abilities. If we are unable to retain our key personnel or attract and engage suitable personnel on a timely and commercially viable basis, it may result in the loss of strategic leadership and disruption or delay to our business operations, which could have a material adverse effect on our business, operations and financial conditions.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this Offering, we were a private company mainly operating our businesses in Hong Kong and Singapore. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We and our Operating Subsidiaries may be subject to litigation, arbitration, regulatory proceedings, or other legal proceeding risks, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

We and our Operating Subsidiaries may be subject to litigation, disputes or claims of various types brought by our competitors, suppliers, customers, employees, business partners, lenders or other third parties. In particular, accounting and taxation services of our Operating Subsidiaries involve the provision of advice to our customers. A customer who relies on the advice received from the services of our Operating Subsidiaries may suffer loss if we are negligent in providing such advice and the customer may have legal cause to claim compensation against us. As such, we cannot assure you that we will not be subject to disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Any claims or lawsuits against us or our subsidiaries arising from professional negligence and/or employee misconduct and claims from indemnified persons that result in substantial amounts of compensation may have a material and adverse impact on our business activities, reputation, results of operations, and financial conditions. Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. The ability to attract new clients and generate new and repeat engagements or hire professionals depends upon the ability of our Operating Subsidiaries to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us and our Operating Subsidiaries involving the quality of our services may be more damaging than similar claims against businesses in other industries.

Our financial position may be adversely affected by any future claims against us. Regardless of the merits, legal proceedings can be time-consuming and costly, and may divert our management’s attention away from the business operation, thereby adversely affecting our business operation and financial position. Legal proceedings which result in unfavorable judgment against us and our Operating Subsidiaries may cause financial losses and damages to our reputation, thereby materially and adversely affecting our business, financial position, results of operations and prospect.

Claims involving the services of our Operating Subsidiaries could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

The engagements with our clients involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. The ability of our subsidiaries to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of the engagements of our Operating Subsidiaries involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us or our subsidiaries, for indemnity or otherwise, could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our and our Operating Subsidiaries’ reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. The reputation and brand of Acco group of companies are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

If we or our Operating Subsidiaries fail to promote and maintain the Accolade brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral, developing and maintaining awareness of the Accolade brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or convert potential clients into using our services.

It is likely that the future marketing efforts will require us and our subsidiaries to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we or our Operating Subsidiaries fail to successfully promote and maintain the Accolade brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

We and our subsidiaries may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we and our subsidiaries have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

•        identification of appropriate acquisition candidates;

•        negotiation of acquisitions on favorable terms and valuations;

•        integration of acquired businesses and personnel;

•        implementation of proper business and accounting controls;

•        ability to obtain financing, at favorable terms or at all;

•        diversion of management attention;

•        retention of employees and customers;

•        unexpected liabilities; and

•        detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund the operations of our subsidiaries and maintain our growth or expand our business beyond the scale permitted by the net proceeds from this Offering, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient amount of security or pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries.

As part of our business strategies and future plans, we intend to expand the operations of our Operating Subsidiaries. While we have planned such expansion based on our outlook regarding our Operating Subsidiaries’ business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Operating Subsidiaries services and business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans for our Operating Subsidiaries’ business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Operating Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Operating Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

We do not have any business insurance coverage.

Currently, while we and our subsidiaries do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

An outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and led to significant volatility and disruption to financial markets. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, which had spread throughout the world and had resulted in the implementation of stringent governmental measures, including lockdowns, closures, quarantines, and travel bans or restrictions, temporary closure of businesses, intended to control the spread of the virus by different countries.

Though the impact of outbreaks of pandemic such as COVID-19 is temporary and not permanent, the frequent outbreak of different kinds of epidemics and pandemics including the new or more severe strains of the virus and their variants are highly uncertain and unpredictable, and the resultant anti-pandemic measures would inevitably result in slowdown of economic activities in both Hong Kong and worldwide which, in totality, may adversely affect or delay our potential customers’ corporate and business activities, and the demand for the services of our Operating Subsidiaries.

In addition, our business could also be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H5N1 flu, H7N9 flu, avian flu, Swine flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside; we also have operations in Singapore. Consequently, we and our subsidiaries are highly susceptible to factors adversely affecting Hong Kong and Singapore. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. The business of our subsidiaries could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese, Singapore and Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Risks Relating to Jurisdictions Where We Operate

Substantial part of our operations is in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operations are primarily located in Hong Kong through two of our Operating Subsidiaries which operate their business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of the PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations of the PRC are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives of the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong.

The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to the outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law (PIPL)”, which became effective on November 1, 2021. The PIPL stipulates the rules for cross-border provision of personal information and applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure (the “Operator”),” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

Acco is an exempted company incorporated in the Cayman Islands with limited liability operating entities based in Hong Kong and Singapore, and it does not have any subsidiary or VIE in Mainland China or intend to acquire any equity interest in any domestic companies within Mainland China, nor is it controlled by any companies or individuals of Mainland China. Further, Acco is headquartered in Hong Kong with its officers and all members of the board of directors based in Hong Kong and Singapore who are not Mainland China citizens and all of the revenues and profits are generated by its subsidiaries in Hong Kong and Singapore. Meanwhile, our Operating Subsidiaries may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with Operating Subsidiaries’ business and operations and for “Know Your Customers” purposes.

As advised by China Commercial Law Firm, our counsel with respect to PRC legal matters, the Measures for Cybersecurity Review (2021), PRC Data Security Law, the PIPL, the Draft Overseas Listing Regulations and the Trial Administrative Measures currently do not have an impact on our business, operations or this offering, nor do we or our Hong Kong subsidiaries are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiaries’ operations and our Offering, as our Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States. Because: (i) our Hong Kong subsidiaries were incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures for Cybersecurity Review (2021), the PIPL, the Draft Overseas Listing Regulations and the Trial Administrative Measures do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong and Singapore, and we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we have not been notified by any authorities of being classified as an Operator. Moreover, as advised by our Hong Kong legal counsel, ONC Lawyers, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

Therefore, based on the PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by PRC government authorities, as advised by our PRC legal counsel, neither we, nor our Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC government authorities, including the CSRC and CAC, to operate our business, list on the U.S. exchanges, or offer the securities to foreign investors. As of the date of this prospectus, neither we nor our Operating Subsidiaries have ever applied for any such permission or approval.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively to be referred as the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where a company whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures,

b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Based on the above mentioned, given that (i) we currently do not have, nor do it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (ii) Acco is not controlled by any Mainland China entity or individual; (iii) the Company and its subsidiaries do not have any operation in Mainland China, nor does it have any partnership or cooperation with any Mainland China entity or individual; (iv) we currently do not have, nor does it plan to have, any investment, such as owning or leasing any asset, in Mainland China; (v) none of the senior managers in charge of the business operations and management are citizens of Mainland China or domiciled in Mainland China; and (vi) no revenue of the Company is generated from Mainland China, as advised by China Commercial Law Firm, our PRC Counsel, this Offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC. Further, as of the date of this prospectus, as advised by our PRC legal counsel, China Commercial Law Firm, we are not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to us, and the listing on Nasdaq does not require fulfilling the filing procedure with the CSRC. Neither we, nor our Operating Subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC government authorities, including the CSRC and CAC, to operate our business, list on the U.S. exchanges, or offer the securities to foreign investors. As of the date of this prospectus, neither we nor our Operating Subsidiaries have ever applied for any such permission or approval.

However, given the uncertainties arising from the PRC and Hong Kong legal systems, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this Offering. If we or our Operating Subsidiaries inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct Offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant

PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely manner or at all. Given such uncertainty, we may be further required to suspend our relevant business or face other penalties which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, as the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Furthermore, if the Trial Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiaries in Hong Kong, our operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future.

If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC or CSRC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiaries’ operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Regulation” on page 80.

We believe that we and our Operating Subsidiaries have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses, like us, whose operations are entirely in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent a substantial part of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent a substantial part of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

There are political risks associated with conducting business in Hong Kong.

A substantial part of our operations is in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive a substantial part of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in

Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and Singapore dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since the business of our Operating Subsidiaries is conducted in Hong Kong and Singapore, our books and records are maintained in Hong Kong dollars and Singapore dollars, which is the currency of Hong Kong and Singapore, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar, Singapore dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar and Singapore dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong and Singapore’s political and economic conditions and perceived changes in the economy of Hong Kong, Singapore and the United States. Any significant revaluation of the Hong Kong dollar and Singapore dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar and Singapore dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar, Singapore dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Substantial part of our operations is concentrated in Hong Kong, and the business performance of our Operating Subsidiaries is highly influenced by the conditions of economy and financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

Substantial part of the business and operations of our Operating Subsidiaries were carried out in Hong Kong. As the corporate service provider for businesses and companies in Hong Kong, our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on the economy and social conditions, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in economic, investing or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

The market and the economic conditions in general of Hong Kong are also highly sensitive to conditions of the political, social and economic conditions in Mainland China and globally. When there are unfavorable changes to the global or local market conditions, the capital market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the capital market as a whole and have a negative impact on our business as a whole, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations. Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, Russo — Ukraine war, the outcome of the Sino — US trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect the economic conditions of Hong Kong. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among corporate services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenues or within a timeframe sufficient to offset any decreases in revenues relating to changes in the market and economic conditions.

Given the close tie between Hong Kong and Mainland China, the stability of the Hong Kong economy and domestic market is susceptible to the general economic, political and regulatory environment in Mainland China. Any material adverse changes in the economic performance, political situations and regulations in relation to the economy and market in Mainland China may adversely affect Mainland China-based companies’ desire to invest or participate in the financial market in Hong Kong. This may lower their demand for the services of our Operating Subsidiaries and in turn adversely affect our financial condition and results of operations. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of the foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that the PRC government will not implement reforms or policies which may drastically (i) restrict Mainland China companies from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to operate or access to the capitals in Hong Kong or globally. Such intervention or policies changes may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland China business to invest, conduct fundraising activities, or expand in Hong Kong, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities on the business and companies based in Mainland China. If the Chinese government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Furthermore, the outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military action in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Ukraine, however, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Our international operations involve special risks.

We are headquartered in Hong Kong, and have operations in Singapore and Hong Kong. Our international operations involve financial and business risks that differ from or are in addition to those faced by our Hong Kong operations, including:

•        cultural and language differences;

•        limited brand recognition;

•        different employment laws and rules, employment or service contracts, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

•        foreign currency disruptions and currency fluctuations between the Hong Kong dollar and foreign currencies that could adversely affect financial and operating results;

•        different legal and regulatory requirements and other barriers to conducting business;

•        greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

•        greater difficulties in managing our non-Hong Kong operations, including client relationships, in certain locations;

•        disparate systems, policies, procedures and processes;

•        failure to comply with the FCPA and anti-bribery laws of other jurisdictions;

•        higher operating costs;

•        longer sales and/or collections cycles;

•        potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

•        different or less stable political and/or economic environments;

•        conflicts between and among the Hong Kong and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

•        civil disturbances or other catastrophic events that reduce business activity.

If we and our subsidiaries are not able to quickly adapt to or effectively manage our operations in geographic markets outside the Hong Kong, our business prospects and results of operations could be negatively impacted.

Failure to comply with laws and regulations applicable to our business could subject us and our Operating Subsidiaries to fines and penalties and could also cause us to lose customers or otherwise harm our business.

The business of our Operating Subsidiaries is subject to regulation by various governmental agencies in Singapore and Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as corporate law, data privacy laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us and our Operating Subsidiaries to:

•        investigations, enforcement actions, and sanctions;

•        mandatory changes to our network and products;

•        disgorgement of profits, fines, and damages;

•        civil and criminal penalties or injunctions;

•        claims for damages by our customers or business partners;

•        termination of contracts; and

•        failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations;

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Part of our operations are in Singapore. We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

Part of our operations are in Singapore. We and our Singapore subsidiary, ASG, are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application. See “Regulations — Overview of the Laws and Regulations related to our Business Operation in Singapore.” on page 85 for more information. In particular, we and ASG are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act 1967 of Singapore (“Singapore Companies Act”) may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Singapore Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (i.e. Work Permits and S Pass holders) are subject to a quota and certain other limitations. Generally, for employees doing manual work and employees earning S$2,600 or less a month, it is required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

We and our Operating Subsidiaries, in particular, ASG, are also required to comply with (i) certain regulations on labor, including the Employment Act 1968 of Singapore which prescribes statutory protections for employees, and the Central Provident Fund Act 1953 of Singapore, which prescribes contributions to the central provident fund by the employer for the benefit of the employees; (ii) the Workplace Safety and Health Act 2006 of Singapore, which governs the safety, health and welfare of employee; (iii) the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore and the Terrorism (Suppression of Financing) Act 2002 of Singapore, targeting anti-money laundering and combating of terrorism financing; (iv) the Personal Data Protection Act 2012 of Singapore, which regulates the collection of personal data; and (v) the regulations on intellectual property rights, including the Copyright Act 2021 of Singapore and the Trademarks Act 1998 of Singapore. See “Regulations — Overview of the Laws and Regulations related to our Business Operation in Singapore.”

Risks Relating to Our Corporate Structure

Our corporate actions will be substantially controlled by our Controlling Shareholder, Star Blessings, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this Offering, Star Blessings Limited, our Controlling Shareholder, will beneficially own [*]% of our total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. Accordingly, Star Blessings will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. Mr. Yuen Yuk, HAU (the Chairman, Director and Chief Financial Officer) owns 100% of the equity interest of Star Blessings. Mr. Hau may be deemed the beneficial owner of all Ordinary Shares held by Star Blessings.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Ordinary Shares in this offering. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this Offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.

We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers.

There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description Of Share Capital — Differences In Corporate Law.”

The enforcement of foreign civil liabilities in the Cayman Islands, Singapore and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if the shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands may render the investors unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Ogier, our counsel as to Cayman Islands law, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would in certain circumstances recognize and enforce a foreign judgement, without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

ONC Lawyers, our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Drew & Napier LLC, our counsel with respect to Singapore law, has advised us that there is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized and/or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors and/or our officers, judgments obtained in the United States which based on the civil liability provisions of the federal securities laws of the United States.

Risks Relating to our Ordinary Shares and this Offering

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and as of the date of this prospectus, our auditor is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Ordinary Shares, which could materially impair the market for and market price of our Ordinary Shares.

There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our Ordinary Shares. Although we have applied to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this Offering, the market price of our Ordinary Shares may decline and the liquidity of our Ordinary Shares may decrease significantly.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us and the Underwriters and may vary from the market price of our Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Ordinary Shares are traded after this Offering will not decline below the initial public offering price. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        variations in our revenues, profit, and cash flow;

•        the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

•        changes in the economic performance or market valuations of other corporate secretarial service providers;

•        changes in the political, social and economic conditions in Mainland China and Hong Kong;

•        actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

•        fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, or directors;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with several recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

We will seek to have our Ordinary Shares approved for listing on the Nasdaq Capital Market upon consummation of this Offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this Offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our Ordinary Shares;

•        reduced liquidity with respect to our Ordinary Shares;

•        a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a foreign private issuer, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements.

There will be [*] Ordinary Shares outstanding immediately after this Offering, or [*] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full. In connection with this Offering, we, our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for six (6) months after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this Offering.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this Offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the BVI law, namely the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this Offering) the value of the assets held by our strategic investment business, the expected proceeds from this Offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of this Offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “goal”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

•        current and future economic and political conditions;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our customer base;

•        our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry, economic and market performance;

•        the spread of the COVID-19 virus and its new variants, the impact it may have on our operations, the demand for our services, and economic activity in general; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

Based upon an assumed initial public offering price of US$[*] per Ordinary Share (the mid-point of the range set forth on the cover page of this prospectus), we estimate that Acco will receive net proceeds from this Offering, after deducting the underwriting discounts, accountable expense allowance and the estimated offering expenses payable by us, of approximately US$[*] assuming the underwriters do not exercise its over-allotment option.

We plan to use the net proceeds we will receive from this Offering as follows:

•        Approximately US$[    ] or 30.0% for expanding our corporate service business, in particular, recruit talents from the accounting and corporate secretarial industry and pursuing selective strategic investments, relationships, and acquisition opportunities. As of the date of this prospectus, we have not entered into any binding agreement for any investment or acquisition nor identified any definite investment or acquisition target;

•        Approximately US$[    ] or 20.0% for incorporating generative AI features into our business modules through procurement from or cooperation with third-party information technologies vendors;

•        Approximately US$[    ] or 20.0% for building up our presence in the U.S. market and serving U.S.-based clients by setting up new branches and offices in the U.S., recruiting suitable staffs and exploring potential opportunities to collaborate with industry participants and our service providers;

•        Approximately US$[    ] or 10.0% for promoting and enhancing our brand globally through additional marketing and public relation activities; and

•        The balance of US$[    ] or 20.0% for general working capital and corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

For the year ended June 30, 2023, our Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders. For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders. These dividends declared are partially settled in cash, amounting to US$51,924 and US$34,615 for the years ended June 30, 2023 and 2024, respectively. The remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

Prior to the Reorganization, during the years ended June 30, 2023 and 2024, the unpaid dividends payables of US$ 332,692 and US$ 2,181,473 respectively are declared to offset against the balance due from related parties as follow:

	For the years ended June 30,
Related party balances offset by unpaid dividends payable:	2024	2023
Mr. Yuen Yuk, HAU*	$1,028,475	$—
Accolade IP Limited*	1,152,998	332,692
	2,181,473	332,692

____________

*        Accolade IP Limited is a related party that is related by its common directors with Acco, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI. Mr. Hau and Mr. Lui are the directors and officers of Acco, and the directors of Accolade IP Limited. The related party balances mainly arose from working capital arrangements between the related parties and our subsidiaries as the cash advances, instead of the remuneration for the services rendered by the related parties.

Apart from these distributions and save as the disclosed, until and as of the date of this prospectus, and for the years ended June 30, 2024 and 2023, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries; and, since the incorporation of Acco on May 31, 2024, Acco has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by the subsidiaries to Acco.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do currently have no plan to declare or pay any dividends in the near future on Acco’s shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by Acco to Acco’s shareholders or by our Operating Subsidiaries to Acco, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by board resolution, declare and pay a distribution (which includes a dividend) to Acco’s shareholders in accordance with the respective rights of the shareholders if it appears to the them that they are justified by the financial position of the Company, that immediately after the distribution the company will be able to pay its debts as they fall due in ordinary course of business.

Our holding company rely on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Acco’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Acco Group Holdings Limited was incorporated as an exempted company with limited liability on May 31, 2024 under the laws of the Cayman Islands. It is a holding company and is not actively engaging in any business. As of the date of prospectus, and under its Amended and Restated Memorandum and Articles of Association, Acco is authorized to issue 5,000,000,000 Ordinary Shares of par value of US$0.00001, of which 100,000,000 Ordinary Shares are issued and outstanding. The registered office of Acco is at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town Grand Cayman, KY1-9006 Cayman Islands.

Acco is a holding company with no operations of its own. It conducts the operations through its indirect wholly-owned Operating Subsidiaries, namely Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong and Accolade IP (SG) Pte. Ltd. in Singapore. The Ordinary Shares offered in this prospectus are those of Acco Group Holdings Limited.

The Reorganization

In this prospectus, we refer to all these following events as the “Reorganization”.

On May 31, 2024, we formed Acco. On the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Ltd. On the same date, the 1 ordinary share was transferred from Quality Corporate Services Ltd. to Star Blessings Limited, the Controlling Shareholder.

As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of Acco, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, Acco acquired, through Starry Prospect, all the issued share capital of the Operating Subsidiaries, namely, Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations, of HKD 8,768,765.34, HKD 6,531,673.28 and SGD 121,954.42, respectively from Starry Charm Limited, Starry Charm Limited and Starry Insight Holdings Limited, respectively. As a result, all of the Operating Subsidiaries became indirect wholly-owned subsidiaries of Acco. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of US$2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect. At the consolidated level of the Group, the equity of Starry Prospect was fully eliminated through the corresponding investment in the subsidiary, Starry Prospect, held by the Company.

On June 28, 2024, Acco Group Holdings Limited further issued 924, 50 and 25 ordinary shares, at the respective consideration of US$ 924, US$50, and US$25, to Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively. On August 8, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 100,000 for one (1) (the “Share Split”). Subsequent to the Share Split, the authorized share capital of the Company became US$50,000 divided into 5,000,000,000 Ordinary Shares with a par value of US$0.00001 each, and the Company had 100,000,000 Ordinary Shares issued and outstanding, of which 92,500,000, 5,000,000 and 2,500,000 Ordinary Shares were held by Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively. From a Cayman Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this prospectus are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

On August 16, 2024, Star Blessings Limited entered into Sale and Purchase Agreements with Forever Peak Holdings Limited and River Wise Holdings Limited, respectively. Pursuant to the Sale and Purchase Agreements, Star Blessings Limited is to sell, and Forever Peak Holdings Limited and River Wise Holdings Limited are to acquire, 4.9% and 4.5% equity interests in Acco Group Holdings Limited held by Star Blessings Limited at the consideration of US$108,974 and US$100,000, respectively. On the same date, Star Blessings Limited executed the instrument of transfers whereby Star Blessings Limited transferred 4,900,000 and 4,500,000 Ordinary Shares, out of its 9,250,000 Ordinary Shares, to Forever Peak Holdings Limited and River Wise Holdings Limited, respectively.

Subsequent to the transfer, as of the date of the prospectus, the Company is owned as to 83,100,000 (83.1%), 5,000,000 (5%), 4,900,000 (4.9%), 4,500,000 (4.5%) and 2,500,000 (2.5%) Ordinary Shares by Star Blessings Limited, Mr. Cheung Po, LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po, TSUI, respectively.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities, as of the date of this prospectus and upon completion of this Offering, assuming no exercise of the over-allotment option:

____________

(1)      As of the date of the prospectus, there are 3 (three) shareholders of record that have shareholding less than 5%.

Our Subsidiaries and Business Functions

Starry Prospect Limited was incorporated under the law of the British Virgin Islands as the intermediate holding company of Accolade Consultants Limited, Accolade Corporate Services Limited and Accolade IP (SG) Pte. Ltd., on June 11, 2024 as part of the Reorganization. Starry Prospect Limited is wholly-owned by Acco Group Holdings Limited.

Accolade Corporate Services Limited was incorporated under the laws of Hong Kong on December 4, 2009. Accolade Corporate Services Limited is one of our operating entities in Hong Kong and is indirectly wholly-owned by Acco Group Holdings Limited through Starry Prospect Limited.

Accolade Consultants Limited was incorporated under the laws of Hong Kong on August 2, 2010. Accolade Consultants Limited is one of our operating entities in Hong Kong and is indirectly wholly-owned by Acco Group Holdings Limited through Starry Prospect Limited.

Accolade IP (SG) Pte. Ltd. was incorporated under the laws of Singapore on January 26, 2018. Accolade IP (SG) Pte. Ltd. is our operating entity in Singapore and is indirectly wholly-owned by Acco Group Holdings Limited through Starry Prospect Limited.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2024, on a pro forma basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $[*] per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses (including accountable expenses) payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Ordinary Shares”.

As of June, 2024 (All amounts in thousands of US$, except for share and per share data, unless otherwise noted)
	Actual	Pro Forma(1)	Pro Forma with Full Exercise of Over-Allotment Shares
	US$	US$	US$
Shareholders’ Deficit
Ordinary share, $0.00001 par value;5,000,000,000 shares authorized, 100,000,000 shares issued and outstanding as of June 30, 2024 and 2023, respectively*
Subscription receivable*
Additional paid in capital
Accumulated deficit
Accumulated other comprehensive income
Total Shareholders’Deficit
Total capitalization

____________

(1)      Reflects the sale of Ordinary Shares in this Offering (excluding any over-allotment shares that may be sold pursuant to the over-allotment option) at an assumed initial public offering price of US$[*] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. We estimate that such net proceeds will be approximately US$[*].

(2)      The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Ordinary Shares” for more details.

Assuming the over-allotment option is not exercised, each US$[*] increase (decrease) in the assumed initial public offering price of US$[*] per Ordinary Share would increase (decrease) the pro forma amount of total capitalization by US$[*], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses (including accountable expenses) payable by us. An increase (decrease) of 1 million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of total capitalization by US$[*], assuming no change in the assumed initial public offering price per Ordinary Shares as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Shares and the pro forma net tangible book value per Ordinary Shares after the offering. Dilution results from the fact that the offering price per Ordinary Shares is substantially in excess of the book value per Ordinary Shares attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders on [*], 2024 was approximately $[*] per Ordinary Share. Net tangible book value per Ordinary Share as of June 30, 2024 represents the amount of total assets less intangible assets and total liabilities, divided by the number of total Ordinary Shares outstanding.

We will have [*] Ordinary Shares issued and outstanding upon completion of the offering or [*] Ordinary Shares assuming the full exercise of over-allotment option. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2024, will be approximately US$[*] per Ordinary Share. This would result in dilution to investors in this Offering of approximately US$[*] per Ordinary Shares or approximately [*]% from the assumed offering price of US$[*] per Ordinary Shares. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by US$[*] per share attributable to the purchase of the Ordinary Shares by investors in this Offering.

The following table sets forth the estimated net tangible book value per Ordinary Shares after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing firm commitment offering assumptions. The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Ordinary Shares” for more details.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per Ordinary Shares	$	[*]	$	[*]
Net tangible book value per Ordinary Share before the offering	$	[*]	$	[*]
Increase per Ordinary Share attributable to payments by new investors	$	[*]	$	[*]
Pro forma net tangible book value per Ordinary Share after the offering	$	[*]	$	[*]
Dilution per Ordinary Shares to new investors	$	[*]	$	[*]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Acco Group Holdings Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands on May 31, 2024. The Company operates as a holding entity with no direct business activities. Through its wholly-owned subsidiaries, Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong, and Accolade IP (SG) Pte. Ltd. in Singapore, the Group provides corporate secretarial and accounting services in Hong Kong, as well as intellectual property (“IP”) registration services in Singapore.

ACSL and ACL specialize in providing corporate compliance and accounting solutions for companies of all sizes, from small and medium-sized enterprises (SMEs) to multinational corporations. These services include annual filing and reporting, compliance with local regulations, financial statement preparation, and corporate governance. ACSL leverages its experience and expertise to ensure clients’ operations comply with the regulatory frameworks in Hong Kong, allowing them to focus on their core business activities.

ASG specializes in the registration and protection of intellectual property rights in Singapore, including trademarks and designs. As intellectual property becomes an increasingly valuable asset in today’s global economy, ASG enables businesses to safeguard their innovations and brand identities, enhancing their market competitiveness.

The Company’s Operating Subsidiaries are known for their client-centric approach, emphasizing personalized service and efficient solutions. Leveraging technology-driven tools and expert knowledge, we believe we are well-positioned to cater to the growing demand for corporate services in Asia’s dynamic business environments. The Company aims to continue expanding its market presence, particularly in Hong Kong and Singapore, while exploring new growth opportunities in the U.S. market.

With a reputation for reliability and professionalism, we are committed to providing clients with comprehensive corporate services to support their growth and compliance in an ever-evolving regulatory landscape.

The Company generates revenue primarily through its three wholly-owned subsidiaries: ACSL and ACL in Hong Kong, and ASG in Singapore. ACSL and ACL primarily provide corporate secretarial and accounting services, ensuring compliance with regulatory requirements and supporting businesses with essential corporate governance tasks. ASG focuses on intellectual property registration services in Singapore, helping clients secure and protect their trademarks and designs.

The Operating Subsidiaries provide their services based on invoices issued to clients, which serve as the primary form of engagement. Each invoice outlines the key terms of the service, including the specific services to be delivered, the duration of the service, the fees, and payment terms.

We will continue to adhere to our business principles of providing high-quality corporate secretarial, accounting, and intellectual property services. By leveraging innovative technology and delivering reliable, efficient services, we believe that maintaining the highest standards will drive sustainable growth, strengthen our market position, and create long-term value for our shareholders.

We aim to achieve this through the following strategies across our subsidiaries:

•        Expand our client base internationally, with a focus on entering new markets such as Southeast Asia and the United States. This expansion will allow us to serve a broader range of businesses and enhance our global presence in corporate compliance and IP registration.

•        Increase our visibility by participating in industry-specific events, including international corporate governance and intellectual property forums. We will also leverage digital marketing and social media platforms to promote our expertise and expand our brand recognition.

•        Invest further in research and development to enhance our service capabilities.

•        Restructure and expand our workforce by hiring additional skilled professionals, including corporate compliance officers, accountants, and intellectual property specialists, to support the growing demand for our services and ensure we continue to meet the highest industry standards.

Key Factors That Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Market demand and competition

Our financial performance is closely tied to the demand for corporate secretarial, accounting, and intellectual property services, especially in Hong Kong and Singapore. The scale and timing of client engagements are influenced by various factors, including regulatory changes, the economic climate, and the evolving business landscape in these regions.

The competition in the corporate services and IP registration markets is intense, particularly in Hong Kong, where many providers offer similar services. Although we maintain a strong presence in these markets, we may face competition from both established players and new entrants who may offer more competitive pricing or innovative service models. Our ability to stay competitive in the market will have a direct impact on our market share, gross profit margins, and overall profitability.

Our ability to control costs and maintain gross profit margins

Our Operating Subsidiaries typically generate revenue based on the services outlined in invoices. Fees for corporate secretarial, accounting, and IP services are generally pre-determined based on the scope of work, client requirements, and expected time investment. However, unforeseen complexities or additional client requests during a project may increase our costs. If these costs significantly exceed initial estimates, it could negatively impact our gross profit margins, as we may not always be able to pass these additional expenses on to our clients.

Our ability to obtain and retain clients

Our Operating Subsidiaries’ marketing efforts are largely driven by our reputation and the quality of our service delivery. Our client base grows primarily through referrals and word-of-mouth recommendations from existing clients. Although we participate in industry events and leverage online platforms for brand promotion, we do not engage in extensive sales campaigns. Our ability to consistently deliver high-quality corporate services and maintain strong client relationships is critical to attracting new clients and securing repeat engagements.

Exposure to liquidity and credit risks

Our subsidiaries typically do not extend credit terms to clients, with most fees paid within 30 days of invoicing. Payments are generally made in installments, with an initial deposit required before work begins and subsequent payments tied to project milestones. This structure minimizes our exposure to liquidity risk and allows for predictable cash flows. However, as our client base grows, there is no guarantee that the credit risk of our clients will remain low. Any increase in client defaults or delays in payment could negatively affect our liquidity and financial condition.

Recruitment and retention of skilled professionals

Our subsidiaries rely on a skilled workforce, particularly in areas such as corporate compliance, accounting, and intellectual property registration. The market for such professionals is competitive, and our ability to attract and retain top talent is essential to our continued growth. We may need to offer competitive compensation packages and invest in training programs to ensure our workforce meets the demands of the market, which could increase operational costs. Failure to retain key employees or recruit additional skilled professionals could affect the quality of our services and limit our ability to grow.

Results of Operations

For Years ended June 30, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended June 30, 2024 and 2023:

	For the Years Ended		Variance	% of variance
	June 2024	June 2023
	(Restated)	(Restated)
Revenue	$4,368,509	$3,703,738	664,771	17.9%
Cost of revenue	(2,251,688)	(1,969,822)	(281,866)	14.3%
Gross profit	2,116,821	1,733,916	382,905	22.1%

Operating expenses
Selling and marketing expenses	(537,871)	(541,645)	3,774	(0.7)%
General and administrative expenses	(522,456)	(710,055)	187,599	(26.4)%
Total operating expenses	(1,060,327)	(1,251,700)	191,373	(15.3)%

Operating income	1,056,494	482,216	574,278	119.0%

Other income, net
Other income	63,568	209,983	(146,415)	(69.7)%
Total other income, net	63,568	209,983	(146,415)	(69.7)%

Income before taxes	1,120,062	692,199	427,863	61.8%

Provision for income taxes	(127,232)	(50,345)	(76,887)	152.7%

Net income	$992,830	$641,854	350,976	54.7%

Revenue

The following table sets forth our revenue for the years ended June 30, 2024 and 2023, respectively:

	For the years ended June 30,
	2024	2023	Variance
	US$	US$	Amount	%
Corporate secretarial services	2,677,264	2,191,421	485,843	22.2
Accounting services	969,316	785,295	184,021	23.4
IP registration services	721,929	727,022	(5,093)	(0.7)
Total	4,368,509	3,703,738	664,771	17.9

Our revenue increased by US$664,771, or 17.9%, from US$3,703,738 for the year ended June 30, 2023, to US$4,368,509 for the year ended June 30, 2024. This growth was primarily driven by the performance in our corporate secretarial services, which grew by US$485,843 (or 22.2%). The number of clients of our corporate secretarial services increased slightly from 3,252 for the year ended June 30, 2023 to 3,269 for the year ended June 30, 2024. Additionally, the average revenue per client rose significantly from approximately US$674 in 2024 to US$818 in 2024, driven by adjustments to services fees and an expanded scope of services provided.

Our accounting services also saw an increase of US$184,021 (or 23.4%), largely due to a rise in the number of clients.

Our IP registration services remained stable, with a slight decline of US$5,093 (or 0.7%), reflecting consistent performance despite market challenges.

The overall revenue growth reflects our capacity to expand our client base and adjust our pricing strategies while maintaining stable operations across all service lines.

Cost of Revenue

The following table sets forth our revenue for the years ended June 30, 2024 and 2023, respectively:

	For the Years Ended
	2024	2023	Variance
	US$	US$	Amount	%
	(Restated)	(Restated)
Cost of revenue	$2,251,688	$1,969,822	$281,866	14.3%

The increase in our cost of revenue by US$281,866, or 14.3%, from US$1,969,822 for the year ended June 30, 2023, to US$2,251,688 for the year ended June 30, 2024, was mainly due to the increase in the business registration fee paid to the Hong Kong SAR Government. Following the end of the HK$150 waiver on April 1, 2023, businesses are now required to pay the full HK$2,200 for business registration, which significantly impacted our costs in the current period.

Gross profit

Our gross profit is summarized as follows:

	For the Years Ended
	2024	2023	Variance
	(Restated)	(Restated)
Gross profit	$2,116,821	$1,733,916	$382,905
Gross profit margin	48.5%	46.8%	1.7%

Our gross profit increased by $382,905, from $1,733,916 for the year ended June 30, 2023, to $2,116,821 for the year ended June 30, 2024. This represents a 22.1% improvement in gross profit. This increase was primarily driven by the growth in revenue across our business segments, particularly corporate secretarial services.

Our gross profit margin also improved slightly, increasing from 46.8% in 2023 to 48.5% in 2024, a 1.7 percentage point improvement. This margin enhancement reflects our ability to effectively manage costs while implementing service fee adjustments and attracting more clients, particularly in the corporate secretarial and accounting services segments. The increase in the business registration fee paid to the Hong Kong SAR Government during the year was fully charged back to clients, resulting in no impact on gross profit, though it slightly diluted the gross profit margin relative to other revenue contributions.

Operating expenses

Our operating expenses consist of the following:

	For the Years Ended			% of variance
	2024	2023	Variance
	(Restated)	(Restated)
Selling and marketing expenses	$537,871	$541,645	$(3,774)	(0.7)%
General and administrative expenses	522,456	710,055	(187,599)	(26.4)%
Total operating expenses	$1,060,327	$1,251,700	$(191,373)	(15.3)%

Our total operating expenses decreased by US$191,373, or 15.3%, from US$1,251,700 for the year ended June 30, 2023, to US$1,060,327 for the year ended June 30, 2024.

Selling and marketing expenses decreased by US$3,774, or 0.7% from US$541,645 in 2023 to US$537,871 in 2024. This reduction was primarily due to cost control measures and more targeted marketing efforts.

General and administrative expenses saw a larger decline of US$187,599, or 26.4%, from US$710,055 in 2023 to US$1,060,327 in 2024, mainly due to efficiency improvements in our administrative processes.

Other income, net

Other income mainly represents management fee income from a related party and government subsidies.

Our other income decreased by US$146,415 or 69.7% from US$209,983 for the year ended June 30, 2023 to US$63,568 for the year ended June 30, 2024. This reduction was due to a one-time charge to a related party of US$128,205 in 2023 due to temporary staffing shortages at the related party. Our group provided staff support to Accolade IP Limited during this period and recharged the related party for these services on an arm’s-length basis.

Income tax expense.

Our income tax expenses increased by $76,887 or 152.7%, from $50,345 for the year ended June 30, 2023 to $127,232 for the year ended June 30, 2024 due to increase in taxable income in 2024.

Net income

As a result of the foregoing, we reported a net income of $992,830 for the year ended June 30, 2024, as compared to a net profit of $641,854 for the year ended June 30, 2023 as the reasons discussed above.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and loans from related parties, if necessary.

As of June 30, 2024, we had cash and cash equivalents of $1,123,023 and restricted cash of $915,421. We remain debt-free, with no outstanding bank borrowings, positioning us well to fund our ongoing operations and support future growth initiatives without leverage. As of June 30, 2024, our current assets were approximately $2.6 million, and our current liabilities were approximately $1.5 million. As of June 30, 2023, our current assets were approximately $3.5 million, and our current liabilities were approximately $1.5 million. Current ratio lowered from approximately 2.3 in 2023 to 1.7 in 2024.

In view of the current cash and bank balances and funds generated by operating activities, we believe we have sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We intend to use the net proceeds we receive from this offering as follows:

•        Approximately 30.0% for expanding our corporate services business

•        Approximately 20.0% for incorporating generative AI features into our business modules

•        Approximately 20.0% for building up our presence in the U.S. market

•        Approximately 10.0% for promoting and enhancing our brand globally

•        The balance of 20.0% for general working capital and corporate purposes

The following table sets forth a summary of our cash flows for the years ended June 30, 2024 and 2023:

	For the Years Ended June 30,
	2024	2023
	(Restated)	(Restated)
Net cash provided by operating activities	$1,124,551	$741,990
Net cash used in investing activities	$(1,330)	$(7,666)
Net cash used in financing activities	$(882,780)	$(1,133,254)
Net increase (decrease) in cash and cash equivalents and restricted cash	$240,441	$(398,930)
Effect of foreign exchange rate changes	$(432)	$15,217
Cash and cash equivalents at the beginning of year	$1,798,435	$2,182,148
Cash and cash equivalents at the end of year	$2,038,444	$1,798,435

Operating Activities

For the year ended June 30, 2024, our net cash provided by operating activities was approximately $1.1 million, which primarily reflected cash inflow from our net income of $1.0 million adjusted for net non-cash expenses of $0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and allowance for expected credit loss.

For the year ended June 30, 2023, our net cash provided by operating activities was approximately $0.7 million, which primarily reflected cash inflow from our net income of $0.6 million adjusted for net non-cash expenses of $0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and allowance for expected credit loss, and net decrease in cash of $0.2 million mainly attributable to cash outflow arising from decrease in amount due to beneficial shareholder of 0.2 million.

Investing Activities

Net cash used in investing activities for the years ended June 30, 2024 and 2023 were $1,330 and $7,666 respectively, mainly represent cash payment for purchase of property, plant and equipment.

Financing Activities

For the year ended June 30, 2024, net cash used in financing activities was approximately $0.9 million, mainly representing net repayments to related parties.

For the year ended June 30, 2023, net cash used in financing activities was approximately $1.1 million, mainly representing net repayments to related parties.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following is a schedule of future minimum payments under operating leases as of June 30, 2024:

June 30, 2024
Year ending June 30, 2024	$61,339
Year ending June 30, 2025	24,338
Total undiscounted lease obligations	85,677
Less: imputed interest	(2,995)
Lease liabilities recognized in the consolidated balance sheet	$82,682

____________

(1)      We lease offices which are classified as operating leases in accordance with Topic 842. As of June 30, 2024, our future lease payments totaled $85,677.

Capital Expenditures

For the years ended June 30, 2024 and 2023, we purchased $1,330 and $7,666, respectively, of plant and equipment respectively, mainly for use in our operations.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of trade receivables

The management estimates the amount of lifetime ECL of trade receivables based on provision matrix through grouping of various debtors that have similar credit risk characteristics based on nature and industry of debtors. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective trade receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for forward-looking information that is reasonable and supportable available without undue cost or effort. In addition, trade receivables that are credit-impaired are assessed for ECL individually. The credit loss allowance amount of the credit-impaired trade receivables is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, lease liabilities and bank loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

Lease

Effective July 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2024 and 2023, there were approximately $84,139 and $124,591 right of use (“ROU”) assets and approximately $82,682 and $128,397 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5 % p.a. (2023: 5 % p.a.) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 5% (2023: 5%).

Revenue Recognition

Effective July 1, 2022, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2022 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to July 1, 2022. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

1.      identify its contracts with customers;

2.      identify its performance obligations under those contracts;

3.      determine the transaction prices of those contracts;

4.      allocate the transaction prices to its performance obligations in those contracts; and

5.      recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company provides services to its customers that outline the rights, responsibilities, and obligations of each party in the invoices. The invoices also identify the scope of services, service fees, and payment terms. Invoices are acknowledged and accepted by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

Principal vs. Agent Considerations under ASC 606

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

•        Principal:     The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

•        Agent:     The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

For all the revenue types described below, the Company has determined that it acts as the principal. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

We generate revenue by offering corporate secretarial services, accounting services, and IP registration services provided by our Operating Subsidiaries.

Revenue from Corporate Secretarial Services

Our Operating Subsidiaries provide corporate secretarial services, which include acting as the named company secretary, handling registered office addresses, and ensuring compliance with statutory filing requirements. For services provided in Hong Kong, revenue is recognized over time, as these services are delivered continuously throughout the 12-month contract period. We enter into contracts with clients outlining the terms of service, and revenue is recognized as obligations are fulfilled progressively.

For offshore jurisdictions such as the Cayman Islands and BVI, corporate secretarial services focus on fulfilling one-time obligations, such as annual filings. Revenue for these services is recognized at a point in time, when the specific compliance task (e.g., filing) is completed, transferring control of the service to the client.

Revenue from Accounting Services

Our Operating Subsidiaries provide accounting services to its customers, including bookkeeping, financial report preparation, tax computation, and related filings, under fixed-price service agreements. The performance obligations are the distinct services promised in the agreements. Each service is a separate performance obligation. Revenue is recognized at a point in time, when (i) accounting service is rendered; (ii) financial report preparation is delivered; and (iii) tax filing is completed to customers.

Revenue from IP registration services

For IP registration services, our Operating Subsidiaries assist the clients in securing intellectual property rights. Revenue is recognized at a point in time, upon successful filing or renewal of IP applications.

Our Operating Subsidiaries collects full amount of service fee per invoice at the time of invoicing. Revenue is recognized in line with the satisfaction of performance obligations, which typically occur either over time or at a point in time, depending on the nature of the service provided. This payment structure reflects the immediate transfer of control to the customer once the invoice is issued and the related service is delivered, in accordance with the terms of the contract.

Significant accounts related to the revenue cycle are as follows:

Cost of revenues

The cost of revenue for the Group primarily consists of employee compensation and benefits for revenue-generating personnel, including salaries, provident fund contributions, and other benefits, government fees paid to the Hong Kong SAR Government for company incorporation and compliance filings, supplier fees to offshore agents for incorporations and filings in offshore jurisdictions like the Cayman Islands and BVI, freelancer fees for accounting services in Hong Kong, and IP agent fees in Singapore for intellectual property registration services. These costs are directly tied to the services provided and essential for fulfilling performance obligations across various markets.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of June 30, 2024 and 2023, the Company made $25,676 and $19,015 allowance for doubtful accounts for accounts receivable, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective July 1, 2022, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on January 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statement of operations and comprehensive income and statement of cash flows.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing Hong Kong dollars denominated bank borrowings. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, the majority of our consolidated revenues, costs, and expenses are denominated in Hong Kong dollars and Singapore dollars. Most of our assets are also held in these currencies. As a result, we are exposed to foreign exchange risk, as fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, and Singapore dollar can impact our revenues and operating results. If either the Hong Kong dollar or the Singapore dollar depreciates against the U.S. dollar, the value of our revenues, earnings, and assets, as expressed in our U.S. dollar financial statements, will decline. Currently, we have not entered into any hedging transactions to mitigate this foreign exchange risk.

INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us and prepared by Marksman Services Group Limited, an independent research firm, regarding our industry and our market position in Hong Kong and Singapore. We refer to this report as the “Marksman Report”. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

Overview of the corporate services industry in Hong Kong and Singapore

Hong Kong and Singapore are two of Asia’s most significant financial and business hubs, offering a conducive environment for companies seeking to establish a presence in the region. The corporate services industry in these cities plays a crucial role in supporting the formation, administration, and growth of businesses, ranging from start-ups to multinational corporations. This industry encompasses a wide array of services, including company formation, corporate secretarial services, accounting, tax advisory, intellectual property (“IP”) registration and compliance management.

Market dynamics and growth trends

The corporate secretarial services market in Hong Kong, Singapore, and the broader Asia-Pacific region has shown significant growth due to increased demand for corporate governance and regulatory compliance. The market was valued at approximately US$1,846.94 million in 2023 and is projected to reach US$3,244.41 million by 2032, growing at a compound annual growth rate of 6.5%. The growth is expected to accelerate, with projections indicating the maintenance of the same or potentially higher growth amid ongoing pro-business initiatives in the coming years.

Hong Kong

Hong Kong’s position as a premier global financial center is deeply rooted in its transparent legal system, robust regulatory framework, and business-friendly tax regime. These core strengths are further enhanced by the city’s strategic location, serving as a critical gateway to Mainland China and the broader Asia-Pacific region. The confluence of these factors has made Hong Kong an attractive destination for multinational enterprises, financial institutions, and start-ups seeking to establish or expand their presence in Asia.

According to the Companies Registry of Hong Kong, in 2023, Hong Kong witnessed an influx of new business incorporations. The number of companies incorporated increased from approximately 99,400 in 2020 to approximately 132,000 in 2023, a testament to the city’s enduring appeal as a dynamic and resilient business hub. The city’s ability to attract and retain a diverse range of businesses is bolstered by its well-established infrastructure, access to a highly skilled workforce, and its status as a leading international finance and trade center.

The Hong Kong government has been proactive in implementing various initiatives aimed at enhancing the city’s business environment. Key among these initiatives are the streamlining of company registration processes, which have made it easier and faster for businesses to set up operations in the city.

As Hong Kong continues to transition towards a knowledge-based economy, there is a growing demand for specialized corporate services, particularly in high-value sectors such as accounting, compliance, risk management, and business advisory. The increasing complexity of the global business landscape, coupled with Hong Kong’s role as a nexus of international finance, underscores the need for sophisticated corporate services that can cater to the evolving needs of enterprises operating in this highly competitive environment.

In summary, Hong Kong’s enduring strengths, coupled with ongoing governmental initiatives, will continue to reinforce its status as a leading financial center. The demand for specialized corporate services is expected to grow as the city further cements its role as a key player in the global economy, attracting a diverse array of businesses seeking to capitalize on its strategic advantages.

Singapore

Singapore is widely recognized for its pro-business environment, characterized by political stability, a highly skilled workforce, and a strategic location at the crossroads of major global trade routes. These factors have cemented Singapore’s status as a premier destination for multinational corporations and financial institutions seeking to establish a foothold in Southeast Asia.

Singapore has established itself as a leading hub for IP registration and management in the Asia-Pacific region. The city-state’s robust IP framework, coupled with strong government support, has made it a preferred destination for businesses and innovators seeking to protect and monetize their intellectual assets.

The Singaporean government’s commitment to fostering innovation and creativity is evident through initiatives such as the Intellectual Property Office of Singapore (“IPOS”), which plays a pivotal role in shaping a conducive IP landscape. Furthermore, Singapore’s robust infrastructure for IP-related services, including legal advisory, trademark registration, and IP valuation, has contributed to the growth of the corporate services sector. The country’s focus on digital transformation and innovation also supports the increasing demand for IP services, as more businesses seek to protect their intangible assets in the digital economy. According to IPOS, the number of filings increased from approximately 62,500 IP filings in 2017 to approximately 70,500 IP filings in 2023.

Singapore hosts approximately 3,000 firms providing corporate services as of March 2024. The Accounting and Corporate Regulatory Authority regulates these providers to ensure compliance with stringent statutory requirements. The competition for corporate services in Singapore is equally intense, given the abundance of service providers offering a wide range of services.

As Singapore continues to enhance its IP ecosystem through strategic initiatives and partnerships, the corporate services industry is expected to benefit from the growing need for IP management and advisory services, further solidifying Singapore’s position as a key player in the global IP landscape.

Key industry trends

Digital transformation:    The corporate services industry in Hong Kong and Singapore is increasingly adopting digital technologies to enhance efficiency and client satisfaction. Digital platforms for company registration, compliance management, and accounting services have become standard, reflecting the industry’s shift towards automation and innovation.

Regulatory compliance:    The growing complexity of global regulatory frameworks, including anti-money laundering and know-your-customer requirements, has heightened the demand for specialized compliance services. Businesses in Hong Kong and Singapore are increasingly turning to corporate service providers to navigate these regulatory challenges, driving growth in this sector.

Expansion of value-Added services:    Corporate service providers are broadening their offerings to include value-added services such as business advisory, market entry strategies, and risk management. This diversification is aimed at meeting the evolving needs of clients and capturing a larger share of the market.

Focus on sustainability and ESG:    Environmental, social, and governance considerations are gaining prominence in the corporate world. In response, corporate service providers are expanding their offerings to include ESG reporting and advisory services, helping businesses align with global sustainability standards.

Market drivers and opportunities

Strategic location:    Hong Kong’s strategic location as a gateway to China and its robust legal framework make it an attractive hub for corporate secretarial services. Similarly, Singapore’s established infrastructure and focus on corporate governance drive demand, with both markets serving regional and multinational corporations.

Pro-business policies:    The supportive government policies in Hong Kong and Singapore, including low tax regimes and incentives for foreign investments, continue to attract businesses from around the world, thereby fueling the growth of the corporate services industry.

Economic growth and trade:    As regional economic growth and international trade activities expand, the need for corporate services in Hong Kong and Singapore is expected to rise. This is particularly true for sectors such as financial services, technology, and professional services, which are core pillars of the economies of both regions.

Growing importance of corporate governance:    With increasing scrutiny from regulators and stakeholders, businesses are prioritizing corporate governance. This trend is expected to drive demand for corporate secretarial services and governance advisory in both Hong Kong and Singapore.

BUSINESS

Our Mission

It is our mission to empower businesses with excellent, technology-based corporate services. We and our Operating Subsidiaries strive to be the trusted partner of choice for enterprises of all scale, providing comprehensive resolutions that ensure compliance, enhance operational efficiency, and support business growth. We and our Operating Subsidiaries are dedicated to innovation, integrity and the continuous development of our team, enabling us to meet the evolving needs of Hong Kong, Singapore, and global business community.

Overview

Headquartered in Hong Kong, we are a holding company incorporated in the Cayman Islands, and all of our business is carried out by our wholly-owned Operating Subsidiaries, namely ACSL and ACL in Hong Kong and ASG in Singapore. Through our Operating Subsidiaries, we are a multi-disciplinary, IT-driven corporate service provider with a strong presence in Hong Kong and Singapore. Under the “Accolade” brand, our Operating Subsidiaries specialize in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties (“IP”) registration services in Singapore. Leveraging advanced IT solutions, our Operating Subsidiaries provide comprehensive, reliable and professional support to our clients, enabling them to focus on their core business activities while our Operating Subsidiaries manage and handle their corporate compliance needs. Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting our ability to cater to diverse business needs with tailored, technology enhanced solutions. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG.

Since the commencement of our business in 2009, we have been an active player in the corporate service market, serving clients from a wide spectrum of industry sectors. As of June 30, 2024, our Operating Subsidiaries have around 3,495 and 402 active client engagements in Hong Kong and Singapore, respectively.

We take pride in our Operating Subsidiaries’ technology-based business module, which ensures streamlined client management and consistent service quality. We and our Operating Subsidiaries are among the pioneering group of corporate service providers in Hong Kong that extensively utilized technology to replace manual labor. By utilizing latest technology tools, we manage various aspects of our operations with precision and efficiency. In addition, our Operating Subsidiaries have a team of qualified and experienced professionals with solid background in accounting, corporate secretarial services and IP services for Hong Kong and Singapore markets.

Through our Operating Subsidiaries, our service portfolio currently comprises:

(1) Corporate secretarial services

The corporate secretarial services are designed to ensure that companies comply with local statutory and regulatory requirements. The corporate secretarial services can be broadly classified into the categories of company formation, maintenance of statutory records and annual compliance.

(2) Accounting services

The accounting services are tailored to the needs of businesses in Hong Kong, ensuring their compliance with local accounting standards and requirements. The accounting services encompass preparation of financial reports as well as tax computation and related filings. Where necessary, our Operating Subsidiaries may also assist consulting companies in liaising with and advising their clients on accounting matters.

(3) IP registration services

Our Operating Subsidiaries offer IP registration services to help our clients advance and protect their IPs. The IP registration services consist of searches, applications and renewals of trademarks. If so requested by our clients, our Operating Subsidiaries may also assist them to formulate IP protection strategies on macro-level.

We aspire to expand our business and become an integrated platform for providing one-stop corporate services tailored to our clients’ specific needs. We intend to leverage our successful experience in Hong Kong and Singapore and help other overseas clients to set up and maintain their businesses in the U.S. and Southeast Asia.

Attributable mainly to the increase of corporate secretarial services, our revenue increase from approximately US$3.7 million for the year ended June 30, 2023 to approximately US$4.4 million for the year ended June 30, 2024; while our profit before tax increased from approximately US$0.7 million to approximately US$1.1 million in the corresponding periods.

According to Marksman, Hong Kong and Singapore are two of Asia’s most significant financial and business hubs. The corporate secretarial services market in Hong Kong, Singapore, and the broader Asia-Pacific region has shown significant growth due to increased demand for corporate governance and regulatory compliance. The market was valued at approximately US$1,846.94 million in 2023 and is projected to reach US$3,244.41 million by 2032, growing at a compound annual growth rate of 6.5%. The growth is expected to accelerate, with projections indicating the maintenance of the same or potentially higher growth amid ongoing pro-business initiatives in the coming years. According to the Register of Trust or Company Service Provider Licenses managed by the Companies Registry of Hong Kong, there are over 6,000 service providers in Hong Kong and the competition for corporate services market, while Singapore hosts approximately 3,000 firms providing corporate services as of March 2024. Driven by (i) both Hong Kong and Singapore’s strategic locations within Asia provide businesses with access to key markets in the region; (ii) the supportive government policies including low tax regimes and incentives for foreign investments; (iii) the expected increase in need for corporate services due to regional economic growth and international trade activities expansion; and (iv) increasing scrutiny from regulators and stakeholders, it is expected that the Hong Kong and Singapore corporate service market will continue to grow.

Competitive Strengths

We believe that the following strengths enable us and our Operating Subsidiaries to capture opportunities in the corporate service industry and differentiate us from the competitors:

Client-centric, technology-based approach:    We prioritize our clients’ needs, offering customized services and maintaining strong relationships to ensure their long-term success. The client-centric approach of our subsidiaries involves understanding each client’s unique requirements and providing personalized services. Unlike many market players who still rely heavily on manual work, our Operating Subsidiaries deploy a variety of technologies extensively in customer service, ensuring a seamless and efficient experience for our clients. For instance, with the support of external IT vendor, our Operating Subsidiaries are equipped with the online application, powered by generative artificial intelligence (“AI”), through which we offer round-the-clock customer service and prompt response to service inquiries on different social media platforms such as LINE and WhatsApp. Further, our Operating Subsidiaries have automated most of the key processes in our corporate secretarial services, which help serve timely notifications for changes or renewals to clients and generate e-forms and e-documents with minimal labor input. In addition, we and our Operating Subsidiaries have subscribed to a wide range of database worldwide, which provides our Operating Subsidiaries with instant access to critical information to perform thorough client diligence and conduct global IP searches. These resources enhance the ability of our Operating Subsidiaries to offer informed advice and expedite processes such as company formation, compliance checks and IP-related inquiries. For the years ended June 30, 2024 and 2023, our Operating Subsidiaries achieved a client retention rate of over 80% on average across our different service segments. This high retention rate illustrates our ability to foster a strong sense of loyalty among our clients. It is also a testament to the consistent quality and reliability of the services of our Operating Subsidiaries, as well as our commitment to understanding and addressing our clients’ needs.

Renowned corporate brand:    We and our Operating Subsidiaries have established a solid reputation as a reliable corporate service provider, trusted by a diverse clientele across various industries. Our commitment to excellence and client satisfaction has earned us and our Operating Subsidiaries a strong market position. Recently, in recognition of its service quality, ACSL has been conferred the title of Hong Kong Top Brand Mark (Top Mark) under a scheme jointly organized by the Hong Kong Brand Development Council and the Chinese Manufacturers’ Association of Hong Kong. This award underscores our dedication to maintaining the highest standards of service and reinforces our leadership in the industry.

Experienced and professional management team:    The management team of us and our Operating Subsidiaries comprises professionals with extensive experience in accounting, corporate secretarial services and IP services. Mr. Yuen Yuk, HAU, our chief financial officer and chairman, has approximately 20 years of experience in accounting, business and administrative management. Mr. Cheung Po, LUI, our chief executive officer and director, has over 10 years of experience in the corporate service industry. The core operation team members possess well-recognized qualifications including memberships of The Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries. Most of them have been working with our Operating Subsidiaries for more than

5 years. Leveraging on the staff’s experience in the industry and the in-depth knowledge possessed by our management team, we believe our Operating Subsidiaries are well-positioned to expand their market presence and reach out to new potential clients.

Comprehensive service offerings:    Our Operating Subsidiaries offer wide range of services ensures that our clients receive all necessary support under one roof, enhancing convenience and efficiency. This comprehensive approach allows us and our Operating Subsidiaries to address diverse business needs effectively. Besides, by offering a wide spectrum of services, including corporate secretarial, accounting, and IP registration, our Operating Subsidiaries create opportunities for cross selling that benefit our clients in multiple ways. For instance, clients who initially engage us for corporate secretarial services often discover the value of our accounting services, and vice versa. This integrated approach not only simplifies their vendor management but also ensures consistent and high-quality service across all areas of their business.

Growth Strategies

Our principal business objective is to further expand the market shares in Hong Kong and Singapore, and explore new business opportunities in the global corporate service markets, in particular the U.S. and Southeast Asia. We intend to achieve our plan by adopting the following strategies:

Expand our corporate service business

Throughout our operating history, corporate service business has been the core income source. We believe it is vital for us to strive to strengthen our competitiveness and expand the market share. We intend to strengthen the work force of our Operating Subsidiaries by recruiting additional staff for handling client portfolio. We intend to recruit talents from the accounting and corporate secretarial industry to provide all-rounded, quality services to client. We believe that by investing in the human resources we would be able to increase the work capacity of our Operating Subsidiaries and maintain the consistency in the service quality of our Operating Subsidiaries.

Further, we aim to form additional strategic alliances with other industry players, including accounting firms, law firms and fund service providers, to expand the service offerings our Operating Subsidiaries and broaden the market reach of our Operating Subsidiaries. By pursuing selective strategic investments, relationships, and acquisition opportunities, we seek to strengthen our market position and enhance the service capabilities of our Operating Subsidiaries. These strategic initiatives include forming alliances with key industry players and technology providers to leverage external expertise and access new markets. We focus on identifying and pursuing acquisition opportunities that complement the existing capabilities and expand our industry presence. Although we have not yet identified specific targets for acquisitions, we aim to identify suitable targets selectively. Through these strategic investments, relationships, and acquisitions, we aim at growing the market reach of the service offerings.

Incorporate generative AI features into our business modules

We recognize the transformative potential of generative AI in revolutionizing the way our Operating Subsidiaries deliver their services. Generative AI technologies, such as advanced natural language processing (NLP) and machine learning algorithms, will enable us and our Operating Subsidiaries to offer more sophisticated, customized, and efficient solutions to our clients. We intend to utilize AI products developed by third parties for our future growth. We believe using various AI products developed by third parties may allow us to benefit from the latest innovations without having to employ an in-house research and development team. For instance, we intend to deploy AI-powered tools to automate the compilation of data, generation of financial statements and preparation of corporate and registration documentations. This will significantly reduce the time and effort required to prepare our deliverables, ensuring faster turnaround times for our clients. Generative AI will enable us and our Operating Subsidiaries to provide highly personalized content tailored to the specific needs and preferences of our clients. By analyzing historical data and client feedback, the AI systems will generate content that aligns with each client’s unique requirements. We plan to employ AI algorithms to detect and correct errors in documentations with high precision. This will enhance the accuracy and reliability of the services of our Operating Subsidiaries, minimizing the risk of human error. We also plan to use AI-driven processes to automate certain routine and repetitive tasks, such as data entry, proofreading, and document assembly. This will free up the staff to focus on more strategic and value-added activities, improving productivity and reducing operational costs.

Build up our presence in the U.S. market and serve U.S.-based clients

Driven by (i) the expected policy easing of the Federal Reserve System of the United States in the upcoming years; (ii) continuous consumer spending resilience in early-2024; and (iii) normalization of the global supply chain resulting in rising business investments, it is expected that the economic momentum of the U.S. will improve. In light of this trend, we expect that the demand for corporate services will be soaring in the U.S. We plan to capitalize on the growth of the U.S. corporate service markets by expanding our business into the U.S., such as providing services to U.S.-based clients to set up businesses and register IPs in the U.S. We will tailor our products and services to fit into the U.S. corporate service markets and to conform to its regulatory requirements. Given our established operation history, in-depth industry knowledge and strong client base, we have developed robust expertise in navigating the regulatory frameworks governing formation of corporate entities and IP registrations. We believe we are well-positioned to undertake this expansion and to meet industry and client demands. Currently, we do not have any business presence in the U.S. on our own. To this end, we plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion. We will also continue to explore potential opportunities to collaborate with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies. Furthermore, we aim to assist U.S.-based clients in setting up business ventures and registering IPs in Hong Kong and Southeast Asia. By leveraging our established presence and expertise in these markets, we can provide comprehensive support to U.S.-based clients seeking to expand their operations internationally. This dual approach not only allows us to expand our footprint in the U.S. but also strengthens our position as a gateway for U.S. businesses looking to enter the dynamic markets of Hong Kong and Southeast Asia.

To promote and enhance our brand globally

We believe that our market reputation and clients’ confidence in our brand are essential to our success. As such, we intend to enhance our corporate image and industry position by conducting additional marketing and public relation activities, such as participating in additional industry events and marketing activities locally in Hong Kong and globally in the U.S. and Southeast Asia. Leveraging our established reputation in Hong Kong and Singapore, we believe by enhancing our brand image we will be able to broaden our client base.

Our Technology-based Business Module

Our commitment to excellence drives us to continuously optimize the IT infrastructure of us and our Operating Subsidiaries. We invest in the latest hardware and software to enhance service performance and reliability. By significantly increasing automation in client interactions and document preparation, we streamline our processes. Leveraging advancements in cloud computing and artificial intelligence, we dynamically respond to our clients’ needs.

Cybersecurity is a top priority. Our strategy includes regular security checks, real-time threat detection, and robust encryption protocols to protect against evolving cyber threats. By optimizing the IT infrastructure of us and our Operating Subsidiaries, we improve operational efficiency and the quality of our service offerings. This enables us to provide faster, more responsive support, helping our clients achieve their business objectives.

The table below summarizes the core components of the service module of our Operating Subsidiaries, supported by various third-party licensed technologies:

Component	Features	Benefits
Zoho CRM	Manages pre-sale client interactions and post-sale docketing.	Streamlined client management and improved client relationships.
SalesIQ	Integrated with LINE and WhatsApp, powered by Chat GPT-4.	Instant and efficient customer service via popular social platforms.
Zoho Social	Monitors feedback on Facebook, LinkedIn, and Instagram.	Proactive engagement and timely response to client feedback.
Zoho Campaign	Manages and executes targeted marketing campaigns.	Enhanced effectiveness of marketing efforts.
Zoho Sign	Facilitates secure digital signatures.	Quick and secure document signing by clients.

Component	Features	Benefits
Zoho Meeting	Enables seamless virtual meetings.	Effective and convenient remote communication with clients.
Zoho Workdrive	Provides cloud storage and collaboration tools.	Improved collaboration and easy access to important documents.
Zoho Finance	Facilitates online payments and manages financial transactions.	Simplified and convenient payment processing.
Security Port	Ensures robust data security and protection.	Assurance with comprehensive cybersecurity measures.
Zoho Access	Manages user access and permissions.	Controlled and secure access to client information.

Our Services

The table below sets out a breakdown of our revenue by service segments for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024		2023
	US$	%	US$	%
Corporate secretarial services	2,677,264	61.3	2,191,421	59.2
Accounting services	969,316	22.2	785,295	21.2
IP registration services	721,929	16.5	727,022	19.6
Total	4,368,509	100.0	3,703,738	100.0

The table below sets out a breakdown of existing active client by our geographical presence for the years ended June 30, 2024:

Hong Kong	3,495
Singapore	402
Total	3,897

The service portfolio of our Operating Subsidiaries currently comprises:

(1) Corporate secretarial services

The corporate secretarial services are designed to ensure that companies comply with statutory and regulatory requirements on an ongoing basis. The corporate secretarial services can be broadly classified into the following categories:

Company formation:    Our Operating Subsidiaries assist clients in establishing their corporate entities in Hong Kong and other jurisdictions such as the U.S., the BVI and the Cayman Islands. We ensure the formation works comply with local laws and regulations from the outset. The services of our Operating Subsidiaries include drafting and filing incorporation documents, registering the company with relevant authorities directly or via in-country service agents, and arranging payment of applicable government fees on our clients’ behalf.

Maintenance of statutory records:    Our Operating Subsidiaries maintain and update statutory records as required under the relevant local laws and regulations. This includes the preparation and maintenance of registers of members, directors, and secretaries, as well as minutes of meetings. If so requested by the client, our Operating Subsidiaries may also provide registered office address for receipt of business mails.

Annual compliance:    Our Operating Subsidiaries ensure that the clients meet their annual compliance obligations, including the preparation and filing of annual returns, updating company information with relevant authorities, arranging renewal of business registration certificate, timely payment of applicable government fees and facilitating annual general meetings and relevant documentations. For companies formed in jurisdictions other than Hong Kong, our Operating Subsidiaries cooperate with relevant in-country service agents to provide the services.

(2) Accounting services

The accounting services are tailored to the needs of businesses in Hong Kong, ensuring their compliance with local accounting standards and requirements. The accounting services encompass:

Financial reporting:    Our Operating Subsidiaries assist business enterprises in preparing comprehensive financial statements and reports, including balance sheets, income statements, cash flow statements, trail balances and general ledgers.

Tax computation and related filings:    Our Operating Subsidiaries help clients in meeting their tax compliance obligations, including the computation of tax payable as well as the preparation and filing of tax returns to tax authority.

Where necessary, our Operating Subsidiaries may also assist consulting companies in liaising with their clients on accounting matters in return for client administration fees.

(3) IP registration services

Our Operating Subsidiaries offer IP registration services to help our clients protect their IPs, including trademarks and designs. Our global IP registration services cover various jurisdictions such as Hong Kong, Mainland China, Taiwan, Southeast Asia, the U.S. and Europe. The services typical consist of:

IP searches:    Our Operating Subsidiaries conduct comprehensive IP searches and evaluation to ensure that our client’s IPs are unique and do not potentially infringe on existing IPs.

IP applications:    Our Operating Subsidiaries prepare and file IP applications on our clients’ behalf, guiding them through the application process and ensuring compliance with all requirements. Our Operating Subsidiaries also assist our clients in dealing with issues that they encounter during the registration process.

IP renewals:    Our Operating Subsidiaries manage IP renewals, ensuring that our client’s IPs remain protected over time. Our Operating Subsidiaries actively monitor renewal deadlines and filing renewal applications.

Our Clients

Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations. In addition, we are often engaged by consulting companies to assist them in liaising with and advising their clients on accounting matters. We recorded revenue of 13.9% and 12.6% from our top five clients for the years ended June 30, 2024 and 2023, respectively. For the years ended June 30, 2024 and 2023, none of our clients individually generated over 10% of our total revenue for the corresponding years.

Prior to engagement, our Operating Subsidiaries provide the clients with a fee quotation, which usually sets out standard fee schedule for each item of service or deliverable. Once the quotation is accepted, our Operating Subsidiaries will bill the client according to the agreed fees. Our Operating Subsidiaries determine the fee schedule based on the nature and complexity of the service required, the expected workload, the estimated fees payable to government authorities and/or other service agents and current market rates charged by the competitors. Depending on the services requested, the fees of our Operating Subsidiaries are chargeable on a monthly/yearly or one-off basis.

Sales & Marketing

Our sales and marketing efforts follow a strategic approach that leverages various media platforms to generate sales leads and enhance our market presence. While the management and sales teams play a crucial role in maintaining relationships with existing clients and exploring new opportunities, we and our Operating Subsidiaries place significant emphasis on utilizing diverse channels to reach potential clients. We and our Operating Subsidiaries rely heavily on television advertising, which broadens our visibility and attracts a wide audience. Additionally, the active presence on social media platforms such as Facebook, Instagram and LinkedIn helps us and our Operating Subsidiaries engage with a broader community, fostering direct interactions with potential clients. The projects of our Operating Subsidiaries often originate from these media efforts, complemented by referrals from existing clients and professional partners in the accounting and financial industry. Our Operating Subsidiaries also maintain a comprehensive company website that highlights the service portfolio of our Operating Subsidiaries and serves as a hub for potential clients to learn more about the services of our Operating Subsidiaries. This multi-faceted approach ensures we and our Operating Subsidiaries effectively generate sales leads and strengthen the market reputation of us and our Operating Subsidiaries.

Our Vendors

Given our business nature, our vendors primarily comprise IT companies that provide us with hardware and software support, in-country service agents that assist us in handling corporate secretarial and IP registration works under the relevant jurisdictions and government authorities. For the year ended June 30, 2023, there was 3 suppliers which accounted for over 10% of the cost of revenues for the year, including Vistra Licence Holdings (BVI) Ltd, accounting for 38.5% of our cost of revenues, the Hong Kong government, accounting for 20.3% of our cost of revenues and Accolade IP Limited, accounting for 11.4% of our cost of revenues. For the year ended June 30, 2024, there was 3 suppliers which accounted for over 10% of the cost of revenues for the year, including the Hong Kong government, accounting for 36.1% of our cost of revenues, Vistra Licence Holdings (BVI) Ltd, accounting for 26.7% of our cost of revenues and Accolade IP Limited, accounting for 11.2% of our cost of revenues.

Licenses and Permits

We and our Operating Subsidiaries have obtained all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong and Singapore for the years ended June 30, 2024 and 2023, and up to the date of this prospectus.

Competition

According to Marksman, Hong Kong and Singapore are two of Asia’s most significant financial and business hubs. The corporate secretarial services market in Hong Kong, Singapore, and the broader Asia-Pacific region has shown significant growth due to increased demand for corporate governance and regulatory compliance. The market was valued at approximately US$1,846.94 million in 2023 and is projected to reach US$3,244.41 million by 2032, growing at a compound annual growth rate of 6.5%. The growth is expected to accelerate, with projections indicating the maintenance of the same or potentially higher growth amid ongoing pro-business initiatives in the coming years. According to the Register of Trust or Company Service Provider Licenses managed by the Companies Registry of Hong Kong, there are over 6,000 service providers in Hong Kong and the competition for corporate services market, while Singapore hosts approximately 3,000 firms providing corporate services as of March 2024. Driven by (i) both Hong Kong and Singapore’s strategic locations within Asia provide businesses with access to key markets in the region; (ii) the supportive government policies including low tax regimes and incentives for foreign investments; (iii) the expected increase in need for corporate services due to regional economic growth and international trade activities expansion; and (iv) increasing scrutiny from regulators and stakeholders, it is expected that the Hong Kong and Singapore corporate service market will continue to grow.

Insurance

Our Operating Subsidiaries maintain employees’ compensation insurance for the management and employees, which covers the liability to make payment in the case of death, injury or disability of all our and our Operating Subsidiaries’ employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) or the Work Injury Compensation Act 2019 of Singapore (as the case maybe), and at common law for injuries sustained at work.

Properties

We and our Operating Subsidiaries do not own any real property. The following table sets out the details of the leases:

Location	Term of Lease	Usage	Lessee
Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong	October 14, 2024 to October 13, 2027	Office	ACSL
10 Anson Road #35-03A International Plaza Singapore 079903, Singapore	May 1, 2024 to April 30, 2026	Office	ASG

Our Employees

We and our Operating Subsidiaries had 19 full-time employees as of June 30, 2024, of which 17 and 2 are stationed in Hong Kong and Singapore, respectively. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2024 and 2023:

Function	Number of Employees
	2024	2023
General management	2	2
Accounting and taxation service	5	5
Corporate secretarial and IP service	9	9
Administrative	3	3
Total	19	19

We consider that our Operating Subsidiaries have maintained a good relationship with the employees and have not experienced any significant disputes with the employees or any disruption to our operations due to any labor disputes. In addition, we and our Operating Subsidiaries have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Trainings are provided to the newly joined staff for the tasks they perform and our Operating Subsidiaries offer continuous trainings to the employees from time to time to improve their skills and to develop their potential. The remuneration package to our employee includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, the performance of our employees are reviewed annually which will be taken into account in annual salary review and promotion appraisal. We and our Operating Subsidiaries have made contributions as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) and the Central Provident Fund Act 1953 of Singapore for our eligible employees in Hong Kong and Singapore, respectively.

Intellectual Property

We are the registered owner of the domain name www.accogroups.com. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG (SG).

Seasonality

Up to the date of this prospectus, we and our Operating Subsidiaries have not experienced any pronounced seasonality.

Legal Proceedings

As of the date of this prospectus, we and our Operating Subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims, which would have a material adverse impact on the operations, financial position and reputation of us and our Operating Subsidiaries.

REGULATIONS

Overview of the Laws and Regulations related to our Business Operation in Hong Kong

The following is a summary of the Hong Kong laws and regulations which are relevant to the business operation of the corporate secretarial services and accounting services provided by our subsidiaries in Hong Kong.

Regulations on provision of corporate secretarial service

Under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”), a person or corporation carrying on a trust or company service business in Hong Kong is required to apply for a licence with the Registry for Trust and Company Service Provider of the Companies Registry. It is a criminal offence to carry on such business without a licence.

Our wholly-owned subsidiary, ACSL, was granted a Trust and Company Service Provider (“TCSP”) licence for a period of three years from 17 May 2024 to 16 May 2027.

According to section 1 of Part 1 of Schedule 1 to the AMLO, a trust or company service business means the business of the provision, in Hong Kong, of one or more of the following services to other persons:

(a)     forming corporations or other legal persons;

(b)    acting, or arranging for another person to act —

(i)     as a director or a secretary of a corporation;

(ii)    as a partner of a partnership; or

(iii)   in a similar position in relation to other legal persons;

(c)     providing a registered office, business address, correspondence or administrative address for a corporation, a partnership or any other legal person or legal arrangement;

(d)    acting, or arranging for another person to act —

(i)     as a trustee of an express trust or a similar legal arrangement; or

(ii)    as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market.

According to section 53F of the AMLO, it is a criminal offence to carry on a trust or company service business in Hong Kong without a licence. A person who commits such offence is liable on conviction to a fine of HK$100,000 and imprisonment for 6 months.

According to section 53H of the AMLO, a TCSP licence will only be granted to a corporation if the Registrar of Companies (the “Registrar”) is satisfied that each director and ultimate owner of the TCSP applicant is “a fit and proper person to be associated with a trust or company service business”.

According to section 53I of the AMLO, in determining whether a person is a fit and proper person, the following matters will be considered:

(a)     whether the person has been convicted of an offence —

(i)     under the AMLO;

(ii)    relating to terrorist acts under the United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575);

(iii)   relating to drug trafficking under the Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405); or

(iv)   under the Organized and Serious Crimes Ordinance (Cap. 455);

(b)    whether the person has a conviction in a place outside Hong Kong —

(i)     for an offence in respect of an act that would have constituted an offence specified in paragraph (a) above had it been done in Hong Kong;

(ii)    for an offence relating to money laundering or terrorist financing; or

(iii)   for an offence for which it was necessary to find that the person had acted fraudulently, corruptly or dishonestly;

(c)     whether the person has failed to comply with a requirement imposed under the AMLO or a regulation made by the Registrar under section 53ZM of the AMLO;

(d)    if the person is an individual, whether he or she is an undischarged bankrupt or is the subject of any bankruptcy proceedings under the Bankruptcy Ordinance (Cap. 6);

(e)     if the person is a corporation, whether it is in liquidation or is the subject of a winding up order, or whether there is a receiver appointed in relation to it.

According section 53O of the AMLO, a Trust and Company Service Provider licence is valid for 3 years. A TCSP licence is renewable upon re-assessment of fit and proper requirements. An application for renewal of a licence shall be made at least 60 days before the licence is due to expire pursuant to section 53K(2)(a) of the AMLO.

Ongoing requirements

A TCSP licensee has the ongoing obligations to comply with the requirements of the AMLO and the guidelines issued by the CR (including the customer due diligence and record-keeping requirements prescribed in Schedule 2 to the AMLO) and the licensing conditions imposed by the Registrar from time to time under section 53M of the AMLO.

The senior management of a TCSP licensee are required to appoint (i) a director or senior manager as a compliance officer (“CO”) who has overall responsibility for the establishment and maintenance of the licensee’s anti-money laundering and counter-terrorist financing systems, and (ii) a senior member of the licensee’s staff as the money laundering reporting officer (“MLRO”) who is the central reference point for reporting suspicious transactions. To ensure that the CO and MLRO can discharge their responsibilities effectively, the senior management should, as far as practicable, ensure that the CO and MLRO are independent of all operational and business functions, are of a sufficient level of seniority and authority, are provided with regular contact and direct access to senior management, capable of accessing all available information, fully conversant with the relevant statutory and regulatory requirements and risks, and equipped with sufficient resources. Mr. Cheung Po, LUI has been appointed as the compliance officer and the money laundering reporting officer of ACSL.

Regulations on business registration

Under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), every person carrying on any business is required to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch.

Regulations on personal data privacy

Under the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), data users (i.e. persons who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data) should collect, handle and use personal data in compliance with the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO.

The six Data Protection Principles are:

(1)    Principle 1 — purpose and manner of collection of personal data;

(2)    Principle 2 — accuracy and duration of retention of personal data;

(3)    Principle 3 — use of personal data;

(4)    Principle 4 — security of personal data;

(5)    Principle 5 — information to be generally available; and

(6)    Principle 6 — access to personal data.

According to section 37 of the PDPO, an individual may make a complaint to the Privacy Commissioner for Personal Data (the “Commissioner”) if a data user has breached the PDPO. Pursuant to section 38 of the PDPO, if the Commissioner receives a complaint or has reasonable grounds to believe there may be a breach of the PDPO, the Commissioner may conduct an investigation and publish a report setting out the investigation results and recommendations if it is in the public interest to do so. If it is found that the data user is contravening or has contravened the PDPO, the Commissioner may request the data user to take remedial or preventive steps by issuing an enforcement notice pursuant to section 50 of the PDPO.

According to section 26 of the PDPO, data users are also required to erase personal data when such data is no longer required for the purpose which it was used.

According to section 18 of the PDPO, an individual can make a request to a data user to be informed whether the data user holds personal data of the individual, and if so, to be supplied by the data user with a copy of such data. Subsequent to the supply of such data, the individual could request that the data user make the necessary correction to the data pursuant to section 22 of the PDPO.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations on employment and labour protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance contains provisions in relation to protection of employees’ wages and regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, employees are entitled to, among others, maternity and paternity protection, rest days, statutory or alternative holidays and paid annual leave, sickness allowance, severance payment, long service payment, end of year payment, notice of termination of employment contract or payment in lieu of notice.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance provides for the payment of compensation to employees injured in the course of employment. According to section 40 of the Employees’ Compensation Ordinance, it is compulsory for employers to obtain an insurance policy to cover his liabilities under the laws for injuries at work in respect of all his employees, irrespective of the length of employment contract or working hours. The insured amount depends on the number of employees of the company. It is a criminal offence if an employer fails to do so and the employer will be liable, on conviction upon indictment, to a fine of HK$100,000 and imprisonment for 2 years, and on summary conviction, to a fine of HK$100,000 and imprisonment for 1 year. An insured employer is required to display, in a conspicuous place on each of his premises where any employee is employed, a prescribed notice of insurance.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is enacted for the establishment a system of privately managed, employment-related mandatory provident fund schemes. of Under section 7A of the MPFSO, employers are required to, from the employers’ own funds, contribute 5% of the employee’s relevant income to the Mandatory Provident Fund Scheme for employees aged between 18 to 64. It is a criminal offence for employers to fail to comply with the legal requirements stipulated in the MPFSO.

[As at the date of this prospectus, ACSL and ACL have made all contributions required under the MPFSO.]

Regulations on Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a notice in writing to the Commissioner of Inland Revenue not later than 3 months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a notice in writing to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations on anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (“DTROP”), contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (“OSCO”), empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (“UNATMO”), provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (“UNSO”), and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)

The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (“WMDO”) provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Guidelines issued by the Companies Registry (“CR”)

The CR published the Guideline on Licensing of Trust or Company Service Providers to provide information on the licensing requirements and the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Trust or Company Service Providers (the “AML & CTF Guideline”), as amended from time to time to provide guidance on the ongoing obligations of TCSP licensees.

TCSP licensees are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the AML & CTF Guideline issued by the CR.

The AML & CTF Guideline sets out the anti-money laundering and counter-terrorist financing statutory and regulatory requirements, and the anti-money laundering and counter-terrorist financing standards which TCSP licensees should meet in order to comply with the statutory requirements under the AMLO. The AML & CTF Guideline provides practical guidance to TCSP licensees and their senior management in devising and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. TCSP licensees are required to ensure that proper safeguards exist to prevent contravention of specified provisions in the AML & CTF Guideline and mitigate money laundering and terrorist financing risks. Pursuant to the AML& CTF Guideline, TCSP licensees should, among other things, assess the risks of any new products, new business practices, and use of new or developing technologies before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Overview of the Laws and Regulations related to our Business Operation in Singapore

The following is a summary of the Singapore laws and regulations which are relevant to the business operation of our corporate secretarial services and accounting services provided by our subsidiary in Singapore.

Regulations on Labor

The general legislation governing employment of labour is the Employment Act 1968 of Singapore (“Singapore Employment Act”). Protections such as, amongst others, maximum working hours, minimum holidays and rest days, maternity and/or paternity leave, paid childcare leave, sick leave, minimum notice periods, maximum amounts of deductions from wages are provided to employees falling within the scope of the Singapore Employment Act. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Singapore Employment Act.

The employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore, which provides that no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. There are various employment passes available for foreign workers depending on whether the prevailing qualifying salary and other criteria are met. The number of pass holders a company can hire may also be limited by a quota (or dependency ratio ceiling) and subject to sector-specific limitations, including conditions for source countries or regions, age when applying and maximum period of employment. The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Singapore Employment Act, the Central Provident Fund Act 1953 of Singapore also prescribes for contributions to the central provident fund by the employer for the benefit of the employees. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee.

Regulations on Safety and Health of Our Employees and Contractors

The principal legislation governing the safety, health and welfare of persons at work in workplaces is the Workplace Safety and Health Act 2006 of Singapore (“WSHA”). The WSHA, amongst others, imposes a duty on every employer to take, so far as is reasonably practicable, such necessary measures to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The Work Injury Compensation Act 2019 of Singapore (“WICA”) provides that if any employment personal injury by accident arises out of and in the course of the employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of the WICA.

Regulations on Dividend Distributions

The Companies Act 1967 of Singapore (“Singapore Companies Act”) governs the distribution of dividends in Singapore. Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits. The Singapore Companies Act also prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares. Distribution of dividends must also be done in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”), which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (“PDPA”) generally requires companies to (i) provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, regardless true or not, about an individual who can be identified from that data and/or other accessible information), and (ii) to provide individuals with the right to access and correct their personal data. Companies have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. The companies are also subjected to other obligations including accountability, protection, retention, and requirements around the overseas transfers of personal data.

In the event of improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, the PDPC may impose sanctions accordingly. Companies who contravene provisions of the PDPA may be liable for certain financial penalties and/or imprisonment.

Regulations on Intellectual Property Rights

The intellectual property legislative framework in Singapore, which includes copyrights and trademarks, is administered by the Intellectual Property Office of Singapore. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Pursuant to the Copyright Act 2021 of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author automatically enjoys copyright protection as soon as the author creates and expresses an original work in a tangible form, and there is no need for the author to file for registration to obtain copyright protection. Copyright works delivered through the internet or stored on web servers are treated in the same manner as copyright material in other media.

By the Trademarks Act 1998 of Singapore, Singapore operates a first-to-file system in respect of registered trademarks, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the registered product or service. In the event of trademark infringement, the registered proprietor may rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, subject to the registration being renewed every 10 years.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus:

Directors and Executive officers	Age	Position
Mr. Yuen Yuk, HAU	43	Chief Financial Officer, Chairman of the Board and Director
Mr. Cheung Po, LUI	44	Chief Executive Officer and Director
[*]	[*]	Independent Director nominee(1)
[*]	[*]	Independent Director nominee(1)
[*]	[*]	Independent Director nominee(1)

____________

(1)      The appointment of the independent director nominees will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Yuen Yuk, HAU is our Chief Financial Officer, Chairman of the Board and Director. Mr. Hau has served as our Director since May 31, 2024 and as our Chief Financial Officer and Chairman of the Board since November 11, 2024. Mr. Hau is also the founder of ACSL, ACL and ASG. Mr. Hau has been responsible for strategic planning, management, and oversight of operations. Mr. Hau received his ACA (Associate Chartered Accountant) qualification from the Institute of Chartered Accountants in England and Wales in 2009 and his CPA (Certified Public Accountant) from the Hong Kong Institute of Certified Public Accountants in 2009. Mr. Hau received his executive MBA degree from Chinese University of Hong Kong in 2016, and Bachelor Degree in Professional Accountancy from Chinese University of Hong Kong in 2005.

Cheung Po, LUI is our Chief Executive Officer and Director. Mr. Lui has served as our Director since September 2, 2024 and as our Chief Executive Officer since November 11, 2024. Mr. Lui joined ACSL in 2012 as chief operating officer and joined Accolade IP in 2014 as chief operating officer. He is responsible for leading the team to implement and optimize sales strategies to penetrate and expand market shares. Mr. Lui received the Certificate in IP Law and practice from the Hong Kong Productivity Council and HK Institute of Patent Attorneys in 2014. He received Bachelor Degree of Accountancy and Management Information Systems from City University of Hong Kong in 2004.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the Company.

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and in what the director believes to be in the best interests of the company. Our directors when exercising powers or performing duties as a director, also have a duty to exercise the care, diligence and skill that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors

Pursuant to our Amended and Restated Articles of Association, each of our directors holds office for the term, if any, fixed by the ordinary resolution or by the directors appointing him/her, or until his/her resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her resignation or removal.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of five (5) directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this Offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [*], upon the effectiveness of their appointments. [*] will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [*] upon the effectiveness of their appointments. [*] will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee will consist of [*] upon the effectiveness of their appointments. [*] will be the chair of our nominating committee. We have determined that [*], and [*] satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. At any meeting of directors, the quorum for the transaction of business shall be one unless the directors fix some other number. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions”, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Chinese Communist Party Affiliations

None of the members of our board or the boards of our consolidated foreign operating entities are officials of the Chinese Communist Party (“CCP”). None of the members of our board or the boards of our consolidated foreign operating entities are or were members of, or affiliated with the CCP.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Employment Agreements and Director Offer Letters

We have entered into employment agreements with our executive officers and directors. On November 11, 2024, Acco entered into separate employment agreements with (a) Mr. Yuen Yuk, HAU, the Director, Chief Financial Officer, and the Chair of the Board; and (b) Mr. Cheung Po, LUI, the Director and the Chief Executive Officer, respectively (collectively, the Directors and Officer Employment Agreements). The initial term of employment under the Directors and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Directors and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the Directors and Officer Employment Agreements.

Pursuant to the Directors and Officer Employment Agreements, Mr. Lui will receive cash compensation of annual salary of HK$ 342,000 (approximately US$ 43,970) from Accolade Corporate Services Limited, the operating entity, and nil from Acco; and Mr. Hau will receive cash compensation of salary HK$ 240,000 (approximately US$ 30,854) from Accolade Consultants Limited, annually and nil from Acco.

Acco is entitled to terminate their agreement for cause at any time without remuneration for certain acts of Mr. Lui and Mr. Hau, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Mr. Lui and Mr. Hau have agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for their benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Mr. Lui and Mr. Hau has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Acco group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Acco group of companies or in the habit of dealing with the Acco group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Acco group of companies, and use a name including the words used by the Acco group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Acco group of companies.

Accolade Consultants Limited and Accolade Corporate Services Limited, the operating entities of the Acco also have entered standard employment agreements with Mr. Hau and Mr. Lui in the form of Letter of Employment on June 24, 2024 and September 1, 2015 respectively.

Mr. Lui and Mr. Hau will continue to receive cash compensation, in the form of salary from the Operating Subsidiary.

Agreements with independent directors

We plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Compensation of Directors and Executive Officers

As of June 30, 2024 and 2023, none of the Company’s directors/officers, including Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI received compensation in any form, cash or equity, in connection with their service as the directors and/or officers of Acco.

For the year ended June 30, 2024, by our Operating Subsidiaries, we paid an aggregate of $52,695 as compensation to our directors and executive officers, including Mr. Hau and Mr. Lui, as well as an aggregate of $3,178 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the year ended June 30, 2023, by our Operating Subsidiaries, we paid an aggregate of $47,627 as compensation to our directors and executive officers, including Mr. Hau and Mr. Lui, as well as an aggregate of $2,620 contributions to the MPF, a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Mr. Hau and Mr. Lui will continue to receive cash compensation, in the form of salary, bonus, and pension from the Operating Subsidiaries.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forms a part, for the fiscal year ended June 30, 2024, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2024 and 2023, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Acco; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Acco that gives them significant influence over Acco, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of Acco, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of Acco and enterprises that have a member of key management in common with Acco. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with Acco. An associate is an unconsolidated enterprise in which Acco has a significant influence or which has significant influence over Acco. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of Acco are presumed to have a significant influence on Acco.

Employment Agreements

See “Management — Employment Agreements” on page 91.

Material Transactions with Related Parties

(a) Name of Relationship of Related Parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI
Accolade IP Limited	Related by common director, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI
Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE, who is a director of ASG

(b) Summary of Balances with Related Parties

The summary of balances with related parties as the following:

Account receivables due from a related party

		As of June 30,
	Note	2024	2023	2022
Accoplus Limited	1	$22,928	$16,955	$4,913

Account payables to related parties

		As of June 30,
	Note	2024	2023	2022
Accoplus Limited	2	$15,474	$9,218	$121,565
Accolade IP Limited	2	—	74,330	2,276
Winxam Consultancy Pte Limited	2	1,748	1,435	—
		17,222	84,983	123,841

Amount due from a related party

		As of June 30,
	Note	2024	2023	2022
Accolade IP Limited	3	$32,613	$432,684	$398,688

Amounts due to related parties

		As of June 30,
	Note	2024	2023	2022
Accoplus Limited	4	$—	$256	$—
Accolade IP Limited	4	175,933	—	—
		175,933	256	—

Amount due from a director

		As of June 30,
	Note	2024	2023	2022
Mr. Cheung Po, LUI	5	$103,005	$54,198	$—

Amount due from a beneficial owner

		As of June 30,
	Note	2024	2023	2022
		(Restated)	(Restated)
Mr. Yuen Yuk, HAU	6	$41,134	$897,147	$153,452

____________

Note:

(1)      Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.

(2)      Account payables to related companies represented IP registration services fee, marketing fee and administrative fee due from the Company.

(3)      The balance mainly represented collecting payments from debtors on behalf of the Company, advances to a related party and administrative expenses paid by the Company. Amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand. The balance has been fully repaid as of the date of this prospectus.

(4)      Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(5)      Collecting payments from debtors on behalf of the Company by a director. Amount due from a director is trading nature, unsecured, non-interest bearing and repayable on demand. The balance has been fully repaid as of the date of this prospectus.

(6)      The balance mainly represented advanced from a beneficial owner. Amount due from a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand. The balance has been fully repaid as of the date of this prospectus.

(c) Summary of Related Party Transactions:

The Company had the following transactions with related parties:

A summary of trade transactions with related parties for years ended June 30, 2024, 2023 and 2022 are listed below:

	For the years ended June 30,
Accounting services fee income from a related party:	2024	2023	2022
Accoplus Limited	$—	$551	$—
	For the years ended June 30,
Corporate secretarial services income from a related party:	2024	2023	2022
Accoplus Limited	$56,856	$37,742	$26,886
	For the years ended June 30,
Management fee income from a related party:	2024	2023	2022
Accolade IP Limited	$—	$128,505	$—

	For the years ended June 30,
IP registration services fee to related parties:	2024	2023	2022
Accolade IP Limited	$188,859	$165,901	$298,945
Winxam Consultancy Pte Limited	27,870	36,590	26,291
	216,729	202,491	325,236
	For the years ended June 30,
Marketing expenses to related parties:	2024	2023	2022
Accolade IP Limited	$166,468	$118,247	$—
Accoplus Limited	35,058	26,667	21,519
	201,526	114,914	21,519
	For the years ended June 30,
Professional fee to a related party:	2024	2023	2022
Winxam Consultancy Pte Ltd	$445	$1,767	$3,445
	For the years ended June 30,
Related party balances offset by unpaid dividends payable:	2024	2023
	(Restated)	(Restated)
Mr. Yuen Yuk, HAU	$1,028,475	$—
Accolade IP Limited	1,152,998	332,692
	2,181,473	332,692

(d) Trademark license agreement

On September 10, 2024, ACSL, ACL and ASG entered into trademark license agreements with Star Maker Limited (the “Trademark License Agreements”). Star Maker Limited, a company incorporated in the BVI, is owned by Mr. Yuen Yuk, HAU as to 57% and a third party as to 43%, with Mr. Yuen Yuk, HAU as the sole director. Under the Trademark License Agreement, Star Maker Limited, Star Maker Limited licensed the trademark of “Accolade” for the use of ACSL, ACL and ASG in Hong Kong and Singapore.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the prospectus by:

•        Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

•        Each of our director, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

Our Company is authorized to issue 5,000,000,000 Ordinary Shares with par value of US$0.00001. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on 100,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [*] Ordinary Shares post-Offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

None of our shareholders as of the date of this prospectus is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

Name of Beneficial Owner	Ordinary Shares beneficially owned prior to this Offering		Ordinary Shares beneficially held immediately after this Offering
	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors, Director Nominees and Named Executive Officers:
Mr. Yuen Yuk, HAU(1)	83,100,000	83.10%	[•]	[•]	%
Mr. Cheung Po, LUI(2)	5,000,000	5.00%	[•]	[•]	%
[•]	—	—%	—	—%
[•]	—	—%	—	—%
[•]	—	—%	—	—%
Directors and executive officers as a group	83,100,000	88.10%	[•]	[•]	%
5% or Greater Shareholders:
Star Blessings Limited(1)	83,100,000	83.10%	[•]	[•]	%
Mr. Cheung Po, LUI(2)	5,000,000	5.00%	[•]	[•]	%

____________

(1)      Mr. Yuen Yuk, HAU, our Chief Financial Officer, Chair of the Board, and Director, beneficially owns 83,160,000 Ordinary Shares through Star Blessings Limited, a company incorporated under the laws of the British Virgin Islands, which is wholly-owned by Mr. Hau. Mr. Hau is the sole director of Star Blessings Limited. Mr. Hau is deemed as the beneficial owner of the Ordinary Shares held by Star Blessings Limited, and Mr. Hau holds the voting and dispositive power over the Ordinary Shares held by Star Blessings Limited. The registered address of Star Blessings Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.

(2)      Mr. Cheung Po, LUI is our Chief Executive Officer and Director. Unless otherwise indicated, the business address of the individual is Unit 2406, 24/F Low Block, Grand Millennium Plaza 181 Queen’s Road Central, Hong Kong.

DESCRIPTION OF SHARE CAPITAL

Acco is an exempted company incorporated in the Cayman Islands with limited liability and Acco’s corporate affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. Acco’s authorized share capital is $50,000, divided into 5,000,000,000 Ordinary Shares of par value of $0.00001 each. All of Acco’s shares to be issued in the offering will be issued as fully paid. There are 100,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of the Amended and Restated Memorandum and Articles of Association that was adopted by a special resolution passed on August 8, 2024 and shall continue to be effective after the completion of this offering, insofar as they relate to the material terms of Acco’s Ordinary Shares.

Objectives of Our Company.    Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands, as provided by section 7(4) of the Companies Act.

Corporate Capacity.    Under our Amended and Restated Memorandum and Articles of Association, we have an unrestricted corporate capacity and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.    Acco’s Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of Acco’s Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our Amended and Restated Memorandum and Articles of Association provide that the directors may by board resolutions declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the shareholders if it appears to our board that they are justified by the financial position of our Company and that such dividends may lawfully be paid. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.    A resolution put to the vote of the meeting shall be decided on a poll. On a poll, a shareholder shall have one (1) vote for each share he holds, unless any shares carry special voting rights. A fraction of an Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote.

A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholders of our company) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes by the shareholders who (being entitled to do so) vote in person or by proxy at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes by the shareholders who (being entitled to do so) vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital, to validate any prior or future act of the directors which would otherwise be in breach of their duties, to release liabilities in any existing or former director (including alternate director), secretary or other officer of the our company, transfer by way of continuation and the winding up of our company. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may, but shall not (unless required by the applicable Nasdaq rules) be obliged to, in each year hold a general meeting as our annual general meeting, which, if held, shall be convened by the chairman of the board, or the directors by board resolutions, in accordance with the amended and restated article of association. All general meetings other than annual general meetings shall be called extraordinary general meetings. A general meeting may also be held as a virtual meeting. At least seven clear days’ notice of a general meeting (including an annual general meeting) must be given to the shareholders. Notice of a general meeting shall specify (i) the place, the date and the hour of the meeting; (ii) whether the meeting will be held virtually, at a physical place or both; (iii) if the meeting is to be held in any part at a physical place, the address of such place; (iv) if the meeting is to be held in two or more places, or in any part virtually, the electronic communication facilities that will be used to facilitate the meeting, including the procedures to be followed by any shareholder or other participant of the meeting who wishes to utilise such electronic communication facilities for the purposes of attending and participating in such meeting; (v) subject to item (vi) and the requirements of (to the extent applicable) the Nasdaq rules, the general nature of the business to be transacted; and (vi) if a resolution is proposed as a special resolution, the text of that resolution. Notice of every general meeting shall also be given to the directors and our auditors.

Shareholders’ general meetings may be convened by a majority of our board of directors. A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting. If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The Companies Act does not provides shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding mot less than one-third of all votes attaching to the total issued and paid up share capital of our company at the date of deposit of the requisition shall at all times have the right, by written requisition to our board or the secretary, to require an extraordinary general meeting to be called by our board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by us.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Articles of Association.

Transfer of Ordinary Shares.    Subject to the Amended and Restated Memorandum and Articles of Association, and provided that such transfer complies with applicable Nasdaq rules, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Our board may also decline to register any transfer of any share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

•        the share transferred are fully paid up and free of any lien in favour of us; and

•        any applicable fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board may from time to time require, related to the transfer is paid to us.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as the directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members closed for more than 30 days’ in any year.

Liquidation.    If our company is wound up the shareholders may, subject to the Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of the assets of ours and, for that purpose, to value any assets and to determine how the division shall be carried out as among the shareholders; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of the shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time or times of payment, each shareholder shall pay to us the amount called on his shares as required by the notice. The shares that have been called upon and remain unpaid are subject to forfeiture.

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days notice requiring payment of:

•        the amount unpaid;

•        any interest which may have accrued; and

•        any expenses which have been incurred by us due to that person’s default.

The notice shall state the place where the payment is to be made and a warning that if the notice is not complied with the shares in respect of which the call is made will be liable to be forfeited. If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption, purchase of own Shares.    Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholder holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Ordinary Shares or by the terms applying to those Shares in accordance with article of association, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of at least fifty percent of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Declaration of Interest.    Pursuant to our Amended and Restated Memorandum and Articles of Association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Compensation.    Under our Amended and Restated Memorandum and Articles of Association, the remuneration of the directors may be determined by our directors.

Borrowing Powers.    Our directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification of directors.    Unless a shareholding qualification for directors is fixed by ordinary resolution, no director shall be required to own shares as a condition of his appointment.

Inspection of Books and Records.    Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records. The Amended and Restated Memorandum and Articles of Association of our Company do not have provisions that provide our shareholders the right to inspect our register of members, and to receive our annual audited financial statements.

Anti-Takeover Provisions.    Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        is not required to open its register of members for inspection by the shareholders of the Company;

•        does not have to hold an annual general meeting;

•        may not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the Ordinary Shares is [*].

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ACCL”.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five per cent in value of the creditors or class of creditors, or is approved by seventy-five per cent in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide to the extent permitted by law, we shall indemnify each our existing or former directors (including alternate director), secretary and other officers (including an investment adviser or an administrator or liquidator) and their personal representatives, against (i) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and (ii) without limitation to (i), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our Company or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this Offering, that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. .In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association as may be amended from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Articles of Association provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders who (together) carry in aggregate not less than one-third of all votes attaching to the issued and paid up shares of our Company that as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Our Amended and Restated Memorandum and Articles of Association-Meetings of Members.” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by board resolutions. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) is given notice by the majority of other directors (not being less than two in number) to vacate office; (v) is found by a court or competent institution to be of unsound mind; or (vi) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of 50% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class present in person or by proxy.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles of Association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for our Ordinary Shares, including our Ordinary Shares, and while we have applied for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this Offering and assuming the issuance of [*] Ordinary Shares offered hereby and exclusion of the exercise of underwriter’s over-allotment options, we will have an aggregate of [*] Ordinary Shares outstanding. Of that amount, [*] Ordinary Shares will be publicly held by investors participating in this Offering, and [*] Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

The Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. The Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

All of our Ordinary Shares that will be outstanding upon the completion of this Offering, other than those Ordinary Shares sold in this Offering are “restricted securities”, as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six (6) months, may sell within any three (3)-month period a number of restricted securities that does not exceed the greater of the following:

•        1.0% of the then outstanding Ordinary Shares; or

•        the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this Offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Acco has agreed, for a period of three (3) months from the closing of this Offering, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of share capital of the Company or any securities that are convertible into or exercisable or exchangeable for share capital of the Company, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any share capital of the Company or any securities convertible into or exercisable or exchangeable for of share capital of the Company, (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of share capital of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of share capital of the Company or other securities, in cash or otherwise without the prior written consent of the Representative.

Our directors, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares (including warrants, options and other securities exercisable for or convertible into Ordinary Shares) as of the effective date of the registration statement of which this prospectus forms a part have agreed, for a period of six (6) months from the closing of this Offering, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of share capital of the Company, without the prior written consent of the Representative.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares. See “Underwriting.”

TAXATION

The following sets forth the material Cayman Islands, Hong Kong, Singapore, and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        individual retirement accounts or other tax-deferred accounts;

•        persons liable for alternative minimum tax;

•        persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

•        investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•        investors that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

•        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the United States for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

Green Card Test:    You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

Substantial Presence Test:    If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a “purging election”.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules” beginning on page 112.

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. To the extent that the amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (i) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. We intend to list the Ordinary Shares on Nasdaq. Provided that this listing is approved, we believe that the Ordinary Shares should generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares, including the effects of any change in law after the date of this prospectus.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes this election with respect to our Ordinary Shares for first taxable year which they hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount of gains previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”), on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Internal Revenue Code Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in Internal Revenue Code Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC (regardless of whether they make a mark-to-market election as described above), the holder must generally file an annual IRS Form 8621. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Ordinary Shares.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in British Virgin Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. According to the Inland Revenue (Amendment) (No. 3) Ordinance 2018, the two-tiered profits tax rates regime is introduced with effect from the year of assessment 2018/19. The profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% for corporations and 7.5% for unincorporated businesses. Assessable profits above HKD2 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.13% of the amount of the consideration or of its value on every sold note and every bought note for sale or purchase of any Hong Kong stock (i.e., a total of HKD 2.6 (US$0.3) per HKD 1,000.0 (US$128.2)). In addition, a fixed duty of HKD 5.0 (US$0.6) is currently payable on any instrument of transfer of any Hong Kong stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of Ordinary Shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Singapore Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Singapore and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Singapore law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Singapore and the United States.

Dividend Distributions

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Holders of our Ordinary Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Ordinary Shares.

Corporate Income Tax

Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses). Under the partial tax exemption scheme, from the company’s year of assessment 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Goods and Services Tax

Goods and Services Tax is charged at 9% on the supply of goods and services made in Singapore by a taxable person in the course or furtherance of one’s business and the importation of goods into Singapore.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as amended from time to time), or the Substance Act, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands may have a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our Amended and Restated Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Currently, a substantial part of our operations is conducted in Hong Kong, and a substantial portion of our assets is located in Hong Kong, outside the United States. All of our executive officers, directors and senior management reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [agent of service], located at [address], as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court would in certain circumstances recognize and enforce a foreign judgement, without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Hong Kong

ONC Lawyers, our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Singapore

Drew & Napier LLC, our counsel with respect to Singapore law, has advised us that there is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized and/or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors and/or our officers, judgments obtained in the United States which based on the civil liability provisions of the federal securities laws of the United States.

UNDERWRITING

We will enter into an underwriting agreement with Revere Securities LLC (the “Representative”), to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Ordinary Shares
Revere Securities LLC
Total	—

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken.

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of            % of the offering price per Ordinary Share. After this Offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the closing of this Offering, to purchase up to [*] additional Ordinary Shares (an amount equal to 15% of the shares sold in the Offering) at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this Offering. To the extent the option is exercised, and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional Ordinary Shares. The underwriters will offer these additional Ordinary Shares on the same terms as those on which the other Ordinary Shares are being offered hereby.

Discounts and Expenses

The following table shows the price per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us.

	Per Share	Total without exercise of over-allotment option	Total with full exercise of over-allotment option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us (7.0%)(1)	$	$	$
Proceeds to us, before expenses	$	$	$

____________

(1)      We have agreed to pay to the underwriters discounts of seven percent 7.0% of the public offering price.

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent 1.0% of the gross proceeds received by us from the sale of the Ordinary Shares.

In addition, we have agreed to reimburse the Representative up to a maximum of $200,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals, regardless of whether this offering occurs.

We have also agreed to pay advisory fees to the Representative in connection with this Offering in the amount of $50,000, $30,000 of which is payable upon engagement of the Representative and $20,000 of which is payable upon the public filing of the registration statement of which this prospectus is a part.

Right of First Refusal

We have agreed to grant the Representative, for a period of twelve (12) months following the closing of this offering, a right of first refusal, exercisable at the sole discretion of the Representative, to provide investment banking services to us on an exclusive basis for (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The right of first refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for cause, which shall be a breach by the Representative of its engagement letter with the Company or a material failure by the Representative to provide the services as contemplated by such engagement letter.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed, for a period of three (3) months from the closing of this Offering, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Our officers, directors and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed, subject to certain exceptions, to a six (6) months lock-up period from the closing of this Offering, with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ACCL”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this Offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this Offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Stamp Taxes

If you purchase Ordinary Shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, if applicable, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this Offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this Offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. We are represented by ONC Lawyers and Drew & Napier LLC with respect to certain legal matters as to the laws of Hong Kong and Singapore, respectively. Certain legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Ortoli Rosenstadt LLP may rely upon ONC Lawyers, Drew & Napier LLC and China Commercial Law Firm with respect to matters governed by Hong Kong law, Singaporean law and PRC law, respectively. Certain legal matters of U.S. federal securities and New York state law in connection with this offering will be passed upon for the underwriters by Robinson & Cole LLP. Legal matters as to the laws of Hong Kong are passed upon for the underwriters by Loeb & Loeb LLP. Robinson & Cole LLP may rely upon Loeb & Loeb LLP with respect to matters governed by Hong Kong law.

EXPERTS

The consolidated financial statements as of June 30, 2024 and 2023, and for each of the two years in the period ended June 30, 2024, included in this Registration Statement, have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Onestop Assurance PAC is 10 Anson Road, #06-15 International Plaza, Singapore, 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

To:    The Board of Directors and Shareholders of
ACCO Group Holdings Limited

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of ACCO Group Holdings Limited and its Subsidiaries (collectively referred to as the “Group”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Matter of Restatement

As discussed in Note 2.1 to the financial statements, the financial statements have been restated to correct a misstatement.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Group’s auditor since 2024.
Singapore

December 5, 2024, except for Note 2, 8 and 16 as to which the date is March 31, 2025.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	June 30, 2024	June 30, 2023
	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,123,023	$900,999
Restricted cash	915,421	897,436
Accounts receivable, net	245,489	162,145
Accounts receivable, related parties	22,928	16,955
Deposits and other current assets, net	72,499	71,058
Amounts due from a director	103,005	54,198
Amount due from a beneficial owner	41,134	897,147
Amount due from a related company	32,613	432,684
Tax recoverable	9,375	41,985
Total current assets	2,565,487	3,474,607
Non-current assets:
Plant and equipment, net	14,687	22,622
Deferred initial public offering (“IPO”) costs	10,256	—
Operating lease right-of-use assets, net	84,139	124,591
Deferred tax assets	1,303	1,215
Total non-current assets	110,385	148,428
TOTAL ASSETS	$2,675,872	$3,623,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,334	$73,242
Accounts payable – related parties	17,222	84,983
Operating lease liabilities, current	58,919	96,657
Income tax payable	75,449	9,131
Accrued liabilities and other payables	671,468	758,615
Contract liabilities	485,319	457,064
Amounts due to related companies	175,933	256
Total current liabilities	1,503,644	1,479,948

Non-current liabilities:
Operating lease liabilities, non-current	23,763	31,740
Total non-current liabilities	23,763	31,740
TOTAL LIABILITIES	$1,527,407	$1,511,688

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary share, $0.00001 par value; 5,000,000,000 shares authorized, 100,000,000 shares issued and outstanding as of June 30, 2024 and 2023, respectively*	$1,000	$1,000
Retained earnings	1,127,871	2,094,719
Accumulated other comprehensive income	19,594	15,628
Total shareholders’ equity	1,148,465	2,111,347
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,675,872	$3,623,035

____________

*        Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	June 30, 2024	June 30, 2023
	(Restated)	(Restated)
Revenues	$4,311,653	$3,665,445
Revenues – related parties	56,856	38,293
Cost of revenues	(2,034,959)	(1,767,331)
Cost of revenues – related parties	(216,729)	(202,491)
Gross profit	2,116,821	1,733,916

Operating expenses
Selling and marketing expenses	(336,345)	(396,731)
Selling and marketing expenses – related parties	(201,526)	(144,914)
General and administrative expenses	(522,011)	(708,288)
General and administrative expenses – related parties	(445)	(1,767)
Total operating expenses	(1,060,327)	(1,251,700)

Operating income	1,056,494	482,216

Other income, net
Other income	63,568	81,778
Other income – related parties	—	128,205
Total other income, net	63,568	209,983

Income before taxes	1,120,062	692,199

Provision for income taxes	(127,232)	(50,345)
Net income	$992,830	$641,854

Other comprehensive income
Foreign currency translation adjustment	3,966	19,360
Total comprehensive income	$996,796	$661,214

Earning per share – basic and diluted	$0.0099	$0.0066
Basic and diluted weighted average shares outstanding*	100,000,000	100,000,000

____________

*        Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Number of Shares*	Ordinary Shares*	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, July 1, 2022	100,000,000	$1,000	$2,093,891	$(3,732)	$2,091,159
Net income	—	—	641,854	—	641,854
Foreign currency translation adjustment	—	—	—	19,360	19,360
Dividend declared	—	—	(641,026)	—	(641,026)
Balance, June 30, 2023	100,000,000	$1,000	$2,094,719	$15,628	$2,111,347
Net income	—	—	992,830	—	992,830
Foreign currency translation adjustment	—	—	—	3,966	3,966
Dividend declared	—	—	(1,959,678)	—	(1,959,678)
Balance, June 30, 2024	100,000,000	$1,000	$1,127,871	$19,594	$1,148,465

____________

*        Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	June 30, 2024	June 30, 2023
	(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$992,830	$641,854
Depreciation of plant and equipment	9,273	23,691
Amortization of operating lease right-of-use assets	95,936	101,067
Expected credit loss allowance	6,661	4,691
Impairment loss on trade receivables	153	199
Changes in assets and liabilities:
Accounts receivable	(145,492)	46,373
Deposits and other current assets	(1,443)	(3,628)
Accounts payable and other payables	356,807	244,338
Deferred tax assets	(88)	(2,386)
Contract liabilities	28,278	58,867
Amounts due from (to) related parties	(225,182)	(199,475)
Amount due from beneficial shareholder	9,108	(48,030)
Operating lease liabilities	(101,201)	(99,901)
Income tax payable	98,911	(25,670)
Net cash generated from operating activities	1,124,551	741,990

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(1,330)	(7,666)
Net cash used in investing activities	(1,330)	(7,666)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred IPO costs	(10,256)	—
Dividends paid – current year	—	(51,924)
Dividends paid – prior year	(34,615)	—
Advance from related parties	1,505,202	522,249
Advance/repayments to related parties	(2,343,111)	(1,603,579)
Net cash used in financing activities	(882,780)	(1,133,254)

Net increase (decrease) in cash and cash equivalents and restricted cash	240,441	(398,930)
Effect of foreign currency translation on cash and cash equivalents	(432)	15,217
Cash and cash equivalents and restricted cash, beginning of year	1,798,435	2,182,148
Cash and cash equivalents and restricted cash, end of year	$2,038,444	$1,798,435

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease obligations	$55,651	$126,270
Unpaid dividends payable offset against balances among related parties (Note 16 (c))	$2,181,473	$332,692
Offset amount due from a beneficial owner and amounts due to a related party	$187,745	$—
Offset amount due to a related party to trade payables – related parties	$260,577	$—

Supplementary cash flow information:
Taxes paid	$38,122	$77,053
Interest received	$49,833	$37,323

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Acco Group Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 31, 2024, as an investment holding company. The Company operates its primary business through three indirectly wholly owned subsidiaries (herein collectively referred to as the “Group”):

1.      Accolade IP (SG) Pte. Ltd. (“ASG”) - Incorporated and domiciled in Singapore and engaged in providing intellectual property (“IP”) registration services.

2.      Accolade Corporate Services Limited (“ACSL”) - Incorporated and domiciled in the Hong Kong Special Administrative Region (“HK SAR”) and engaged in providing corporate secretarial services.

3.      Accolade Consultants Limited (“ACL”) - Also incorporated and domiciled in HK SAR and engaged in providing accounting services.

The Group is headquartered in Hong Kong, with its operations primarily involved in corporate secretarial and accounting services in Hong Kong, and IP registration services in Singapore.

The following is an organization chart of the Company and its subsidiaries:

As of June 30, 2024, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
Starry Prospect Limited	• A BVI company • Incorporated on June 11, 2024	100%	Holding company
Accolade Corporate Services Limited (“ACSL”)	• A Hong Kong company • Incorporated on December 4, 2009	100%	Corporate secretarial services
Accolade Consultants Limited (“ACL”)	• A Hong Kong company • Incorporated on August 2, 2010	100%	Accounting services
Accolade IP (SG) Pte. Ltd. (“ASG”)	• A Singapore company • Incorporated on January 26, 2018	100%	IP registration services

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of our shares, the Company became the holding company of the Group on June 21, 2024. As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of the Company, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, the Company acquired, through Starry Prospect, all the issued share capital of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations of HKD 8,768,765.34, HKD 6,531,673.28 and SGD 121,954.42, respectively. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of US$2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect. At the consolidated level of the Group, the equity of Starry Prospect was fully eliminated through the corresponding investment in the subsidiary, Starry Prospect, held by the Company. The acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd. did not involve actual cash payments, as the payer and payee were ultimately controlled by the same parties. Instead, the consideration was recorded as intercompany balances, which were subsequently eliminated in consolidation. As at the date of this report, the Company’s immediate and ultimate parent company is Star Blessings Limited (“Star Blessing”). As of the date of this report, Star Blessing is wholly owned by Mr. Yuen Yuk HAU.

From July 1, 2022, through June 21, 2024, Accolade Consultants Limited and Accolade Corporate Services Limited were ultimately controlled by Mr. Yuen Yuk Hau, his spouse, and Mr. Cheung Po Lui through their ownership of Starry Charm Limited. During the same period, Accolade IP (SG) Pte. Ltd. was ultimately controlled by the same parties through Starry Insight Holdings Limited. Throughout this period, the board of directors and management of these entities were led by Mr. Yuen Yuk Hau and Mr. Cheung Po Lui, ensuring coordinated oversight and strategic alignment.

As the Company and its subsidiaries were under the same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately before and after the group reorganization, they are considered as common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period. The consolidated financial statements are prepared as if the current group structure had been in existence throughout the two-year period ended June 30, 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 11.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Group”). The Group eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”).

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management makes these estimates using the best information available when the calculations are made. Significant accounting estimates reflected in the Group’s its audited consolidated financial statement include the useful lives of plant and equipment, impairment of long-lived assets, operating right-of-use assets and lease liabilities, allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States Dollars (“USD” or “$”), which is the reporting currency of the Group. The functional currency of the Company’s subsidiaries in Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), the functional currency of its subsidiary in Singapore is Singapore Dollars (“SGD” or “S$”), and the functional currency of its subsidiary incorporated in the British Virgin Islands is United States Dollars. These are considered their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters.”

The Group’s assets and liabilities are translated into USD from HKD and SGD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD and SGD into USD has been made at the following exchange rates:

	June 30, 2024	June 30, 2023
Year-end $: HK$ exchange rate	7.8000	7.8000
Year average $: HK$ exchange rate	7.8000	7.8000
Year-end $: S$ exchange rate	1.3559	1.3561
Year average $: S$ exchange rate	1.3482	1.3641

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains all bank accounts in Hong Kong, Mainland China and Singapore. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance (Chapter 581 of the laws of Hong Kong). The maximum protection is up to HKD500,000 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represents amounts held in 6-month to 12-month fixed deposit accounts, which generates interest income. As of June 30, 2024 and 2023, the Group held fixed deposit accounts of $915,421 and $897,436. The interest earned on restricted cash for the year ended June 30, 2024 and 2023 was $39,841 and 31,498. The interest rates on these fixed deposits ranged from 3.3% to 4.25%. The Group recognized loan interest income from fixed deposit accounts as other income in the consolidated statements of operations and comprehensive income for the years ended June 30, 2024 and 2023.

Prepayment, deposits and other current assets

Prepayment is mainly payment made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are non-refundable and bear no interest.

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other current assets, net, primarily consists of interest income receivables from fixed deposits bank accounts.

Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. No impairment loss was recognized for the year ended June 30, 2024 and 2023.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Group typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Furniture and fixtures	5 years
Computer	5 years
Office equipment	5 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Group’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include underwriting fees related to the registration preparation, FINRA filing fees and Nasdaq filing fees.

Lease

Effective July 1, 2022, the Group adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Group also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Group does not have reasonable certainty at lease inception that these options will be exercised. The Group generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Group has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2024 and 2023, there were approximately $84,139 and $124,591 right of use (“ROU”) assets and approximately $82,682 and $128,397 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5% p.a. (2023: 5% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group was 5% (2023: 5%).

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon acceptance of quotation for corporate secretarial services/accounting services/IP registration services and advances from clients related to the services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets. The Group recognized contract liabilities of $485,319 and $457,064 as at June 30, 2024 and 2023.

Recent accounting pronouncements

Recent issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s unaudited interim condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are evaluating the effect this guidance will have on our segment disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

Revenue Recognition

Effective July 1, 2022, the Group adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2022 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Group’s historic accounting under ASC Topic 605. The Group’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to July 1, 2022. The effect from the adoption of ASC Topic 606 was not material to the Group’s consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The five-step model defined by ASC Topic 606 requires the Group to:

1.      identify its contracts with customers;

2.      identify its performance obligations under those contracts;

3.      determine the transaction prices of those contracts;

4.      allocate the transaction prices to its performance obligations in those contracts; and

5.      recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration the relevant IP registration or renewal is successfully expected in exchange for those services.

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

Principal:     The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

Agent:     The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

For all the revenue types described below, the Company has determined that it acts as the principal. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

The Group currently generates its revenue from the following:

Corporate Secretarial Services — Continuous Services

The Group provides Corporate Secretarial Services, including acting as a named Company Secretary, providing a registered office address, and serving as a designated representative for both Hong Kong and offshore companies. The Group enters into fixed-price service agreements with customers, specifying the services to be delivered, the transaction price, and the payment terms. These contracts typically cover a 12-month service period with no variable consideration.

The performance obligation is identified as a single combined performance obligation because the services are highly interrelated, and the client benefits from them as a complete package. The Group recognizes revenue over time, as the customer receives and consumes the benefits of the Group’s services throughout the contract period. Revenue is recognized on a straight-line basis over the 12-month service period. Payment terms are typically structured with an upfront payment covering the first portion of the service, with subsequent payments made at agreed intervals during the service period.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Corporate Secretarial Services — One-off Services

The Group provides One-off Corporate Secretarial Services for both Hong Kong and Offshore companies, including new company incorporation, handling business registration, and other ad hoc corporate services. The Group enters into fixed-price service agreements, specifying the services to be delivered, the transaction price, and the payment terms. Contracts typically cover a one-time service with no variable consideration.

The performance obligation is identified as a single obligation to ensure that the customer receives the necessary corporate services. Since the client does not benefit from the service until it is fully completed, the Group recognizes revenue at a point in time, when the service is completed and delivered to the client. Revenue is recognized upon completion of the service. Payment terms typically include an upfront payment upon signing the contract, with the remaining balance due upon completion of the service.

Accounting Services

The Group provides accounting services to its customers, including bookkeeping, financial report preparation, tax computation, and related filings, under fixed-price service agreements. These agreements specify the services to be provided, the transaction price, and the payment terms. The contracts are typically short-term (under 12 months) with no variable consideration.

The performance obligations are the distinct services promised in the agreements. Each service is a separate performance obligation. Revenue is recognized at a point in time, when (i) accounting service is rendered; financial report preparation is delivered; and (iii) tax filing is completed to customers.

Revenue is recognized at a point in time when performance obligation is satisfied, typically upon the completion and delivery of the financial statements, or tax filings, or other accounting deliverables as outlined in the contract.

Revenue is recognized when the deliverables are provided to the customer, typically at the conclusion of the contract. Payment terms generally include an upfront deposit, with the remaining balance paid upon completion of the accounting services.

Intellectual Property (IP) Registration Services

The Group provides intellectual property registration services, including conducting IP searches, filing IP applications, and processing renewals. The Group enters into fixed-price service agreements with its clients, specifying the services to be delivered, the transaction price, and the payment terms. Contracts are typically satisfied within a year with no variable consideration.

The performance obligation is identified as a single obligation because the various services involved (search, application, renewal) are not distinct within the context of the contract and are provided as part of a complete service package. The Group recognizes revenue at a point in time when the IP registration process is completed, such as when an IP application is successfully filed or renewed.

Revenue is recognized when the relevant IP registration or renewal is successfully completed and accepted. Payment terms typically include an upfront payment, with the remaining balance payable upon completion of the registration or renewal process.

Revenue Recognition and Transaction Price Allocation

The Company recognizes revenue based on the five-step model under ASC 606. Below is a discussion of transaction price allocation and performance obligations by segment:

Corporate Secretarial Services

For Hong Kong, the transaction price is typically specified as a single fee in the service agreement and allocated entirely to the combined performance obligation of acting as a named company secretary, providing a registered office address, and serving as a designated representative. These services are highly interrelated and delivered continuously

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

over the 12-month contract period, with revenue recognized evenly over time as the services are provided. For offshore jurisdictions, such as the Cayman Islands or the British Virgin Islands, the transaction price for annual compliance filings is allocated entirely to the single performance obligation of ensuring compliance with the relevant filing requirements. Revenue is recognized at a point in time upon completion of the filings.

Accounting Services

The transaction price in service contracts is allocated to distinct performance obligations, including bookkeeping, financial statement preparation, and tax filings. Each service provides standalone value and is recognized separately: bookkeeping upon as services are performed, financial statements upon their delivery, and tax filings upon submission to tax authorities. Revenue is recognized at these distinct points in time as each obligation is satisfied. The transaction price for each contract is allocated based on Standalone Selling Prices (SSP) determined through observable market pricing, cost-plus margin analysis, or market-adjusted pricing models. The relative SSP method is applied to ensure fair allocation of revenue among distinct services. Discounts, if any, are allocated proportionally across performance obligations unless specifically attributed to a single component.

IP Registration Services

The transaction price is determined based on the total fee for IP-related activities, such as application filings, renewals, and searches. These activities are interdependent and provided as part of a single service package. The transaction price is allocated to the combined performance obligation and recognized at a point in time when the IP registration milestone is achieved, such as the successful filing or renewal of an application.

The details of revenue and cost of revenue of the Group is as follows:

	For the year ended June 30,
	2024	2023
Revenue	4,311,653	3,665,445
Revenue – related parties	56,856	38,293
Cost of Revenue	(2,034,959)	(1,767,331)
Cost of Revenue – related parties	(216,729)	(202,491)
Gross Profit	$2,116,821	$1,733,916
Gross Profit Margin	48.5%	46.8%

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the year ended June 30,
	2024	2023
	US$	US$
Corporate secretarial services	2,620,408	2,153,679
Corporate secretarial services – related party	56,856	37,742
Accounting services	969,316	784,744
Accounting services – related party	—	551
IP registration services	721,929	727,022
Total	4,368,509	3,703,738

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In accordance with ASC 606, we recognize revenue when control of the promised services is transferred to our customers. The disaggregation of revenue by timing of transfer is as follows:

	For the year ended June 30,
	2024	2023
	US$	US$
Revenue recognized over time:
– Corporate secretarial services – continuous services	1,438,011	1,334,853
Revenue recognized at a point in time:
– Corporate secretarial services – one-off services	1,239,253	856,568
– Accounting services	969,316	785,295
– IP registration services	721,929	727,022
Total	4,368,509	3,703,738

Cost of Revenues

Cost of revenues primarily includes direct costs associated with delivering our services. These costs include:

•        Corporate Secretarial Services:    Staff costs, Business registration fees, government filing fees, and other third-party costs incurred to fulfill client engagements.

•        Accounting Services:    Staff costs, freelancer fees and costs related to outsourced accounting support.

•        Intellectual Property Registration Services:    Staff costs and fees paid to third-party IP agents and filing costs.

The cost of revenues is recognized as incurred, aligning with the timing of the corresponding revenue recognition.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of June 30, 2024 and 2023, the balance of allowance for doubtful accounts for accounts receivable was $25,676 and $19,015, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Group adopted the new standard effective July 1, 2022, the first day of the Group’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Government grant

Government grants as the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Group during the COVID-19 pandemic. Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $2,819 and $38,359 for the year ended June 30, 2024 and 2023, respectively from the Hong Kong SAR Government.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related Mandatory Provident Fund (“MPF”) costs for our operations and support personnel, carpark rental and office management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses and media expense.

Retirement benefits

Retirement benefits in the form of mandatory defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Income Taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Comprehensive Income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

The Group computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the year ended June 30, 2024 and 2023.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

The Group follows FASB ASC Topic 280, Segment Reporting, segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker, who is our chief executive officer, manages the business under three operating segments, which are our reportable segments: (1) Corporate Secretarial Services, (2) Accounting Services; (3) IP Registration Services.

Financial instruments

The Group’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties and a beneficial owner, contract liabilities and lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Group. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, contract liabilities and amounts due from (to) related parties and beneficial owner are qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Group analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

NOTE 2.1 — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Group has restated the accompanying consolidated financial statements and related disclosures for the years ended June 30, 2024, and June 30, 2023. These statements were previously included in Confidential Draft No. 1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2024 (the “DRS No. 1”).

The restatement was made to enhance financial statement presentation and disclosure and described in restatement reference (a) through (b) below.

Description of Misstatements

a)      reclassify balance sheet items regarding to dividends declared by our Operating Subsidiaries in consolidated balance sheet and provide additional information regarding dividends declared by our Operating Subsidiaries in consolidated statement of cash flow.

b)      reclassify direct staff costs from general and administrative expenses to cost of revenues in consolidated statements of operations and comprehensive income to better reflect the nature of these costs.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2.1 — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The restatement improves clarity and accuracy through reclassification of certain financial statement items.

During the years ended June 30, 2023 and 2024, unpaid dividends of $332,692 and $2,181,473, respectively, were utilized to settle related-party balances, including amounts due from Mr. Yuen Yuk Hau and Accolade IP Limited. These transactions were non-cash in nature and have been reflected accordingly in the consolidated financial statements for both years.

The restatement does not affect the Group’s net income, cash flows, or overall financial position.

The following tables reflect the impact of the restatement adjustments to the specific line items presented in the Company’s previously reported consolidated financial statements for the years ended June 30, 2024, and 2023. The amounts as previously reported were derived from the Company’s DRS No.1 (in U.S. dollars, except share and per share data).

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2023

	Previously Reported	Restatement Impacts	Restatement References	Restated
	$	$		$
Amount due from a beneficial owner	905,633	(8,486)	a	897,147
Due to a shareholder	1	(1)	a	—
Accrued liabilities and other payables	767,100	(8,485)	a	758,615

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2024

	Previously Reported	Restatement Impacts	Restatement References	Restated
	$	$		$
Amount due from a beneficial owner	49,619	(8,485)	a	41,134
Accrued liabilities and other payables	679,953	(8,485)	a	671,468

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2023

	Previously Reported	Restatement Impacts	Restatement References	Restated
	$	$		$
Cost of revenues	(1,250,053)	(517,278)	b	(1,767,331)
General and administrative expenses	(1,225,566)	517,278	b	(708,288)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED JUNE 30, 2024

	Previously Reported	Restatement Impacts	Restatement References	Restated
	$	$		$
Cost of revenues	(1,470,743)	(564,216)	b	(2,034,959)
General and administrative expenses	(1,086,227)	564,216	b	(522,011)

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2.1 — RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (cont.)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2023

	Previously Reported	Restatement Impacts	Restatement References	Restated
	$	$		$
CASH FLOWS FROM OPERATING ACTIVITIES
Amounts due to related parties	(25,375)	(174,100)	a	(199,475)
Amount due from beneficial shareholder	(222,130)	174,100	a	(48,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(51,924)	51,924	a	—
Dividends paid – current year	—	(51,924)	a	(51,924)
Non-cash investing and financing activities			a
Dividends declared and offset against balances among related parties	589,102	(589,102)	a	—
Unpaid dividends payable offset against balances among related parties	—	332,692	a	332,692

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2024

	Previously Reported	Restatement Impacts	Restatement References	Restated
	$	$		$
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(34,615)	34,615	a	—
Dividends paid – prior year	—	(34,615)	a	(34,615)
Non-cash investing and financing activities
Dividends declared and offset against balances among related parties	1,959,678	(1,959,678)	a	—
Unpaid dividends payable offset against balances among related parties	—	2,181,473	a	2,181,473

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of year ended June 30,
	2024	2023
Accounts receivable	$271,165	$181,160
Accounts receivable – related parties	22,928	16,955
Less: allowance for expected credit loss	(25,676)	(19,015)
	$268,417	$179,100

The movement of allowances for expected credit loss is as follow:

	As of year ended June 30,
	2024	2023
Balance at beginning of the year	$(19,015)	$(17,553)
Reversal of provision	—	3,230
Provision	(6,661)	(4,692)
Ending balance	$(25,676)	$(19,015)

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 4 — DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	As of year ended June 30,
	2024	2023
Deposits	$31,070	$31,503
Prepayment	139	682
Interest income receivables from fixed deposit bank accounts	34,421	26,572
Other current assets, net	6,869	12,301
	$72,499	$71,058

The Group regularly evaluates the collectability of deposits and other receivables based on historical data, current market conditions, and any specific circumstances related to each receivable. Given that no material collectability issues have been identified, no allowance for doubtful accounts has been recorded as of June 30, 2024 and 2023.

NOTE 5 — PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	June 30,
	2024	2023
At cost:
Office equipment	$92,503	$91,172
Computer	79,462	79,462
Fixture and fittings	3,267	3,267
Motor vehicle	79,359	181,922
	254,591	355,823
Less: accumulated depreciation	(239,904)	(333,201)
Total	$14,687	$22,622

Depreciation expense for the year ended June 30, 2024 and 2023 was $9,273 and $23,691, respectively. No impairment loss was recognized for the year ended June 30, 2024 and 2023.

NOTE 6 — DEFERRED INITIAL PUBLIC OFFERING (“IPO”) COSTS

Deferred initial public offering (“IPO”) costs consist of the following:

	As of year ended June 30,
	2024	2023
Legal fee	$10,256	$—
Total	$10,256	$—

NOTE 7 — LEASES

The Group has operating leases for office spaces. As of June 30, 2024 and 2023, there were approximately $84,139 and $124,591 right of use (“ROU”) assets and approximately $82,682 and $128,397 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5% p.a. (2023: 5% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group was 5% (2023: 5%).

As of June 30, 2024 and 2023, the right-of-use assets totaled $84,139, and $124,591, respectively.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 7 — LEASES (cont.)

As of June 30, 2024 and 2023, lease liabilities consist of the following:

	As of year ended June 30,
	2024	2023
Operating lease liabilities – current portion	$58,919	$96,657
Operating lease liabilities – non-current portion	23,763	31,740
Total	$82,682	$128,397

During the year ended June 30, 2024 and 2023, the Group incurred total operating lease expenses of $105,839 and $104,552, respectively.

Other lease information is as follows:

	As of year ended June 30,
	2024	2023
Weighted-average remaining lease term – operating leases	1.8 months	2.8 months
Weighted-average discount rate – operating leases	5%	5%

The following is a schedule of future minimum payments under operating leases as of June 30, 2024:

June 30, 2024
Year ending June 30, 2024	$61,339
Year ending June 30, 2025	24,338
Total undiscounted lease obligations	85,677
Less: imputed interest	(2,995)
Lease liabilities recognized in the consolidated balance sheet	$82,682

NOTE 8 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of year ended June 30,
	2024	2023
	(Restated)	(Restated)
Accrued expenses	$15,277	$12,940
Provision for unutilised annual leave	17,303	10,095
Dividends payables	—	256,410
Funds held for settlement (Note)	581,812	420,769
Others	57,076	58,401
Total	$671,468	$758,615

____________

Note: We hold certain funds for settlement to third-party service providers. These primarily represent audit fees payable to independent Hong Kong auditors for audit services performed for our clients. As part of our integrated business services, we coordinate these services to streamline processes for our clients, ensuring efficiency and continuity. The Group does not perform any audit work. These amounts are not recognized as revenue, as we do not control the audit services provided, nor do we apply a markup on these fees. No individual item exceeds 5% of total current liabilities as of the reporting date.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 9 — CONTRACT LIABILITIES

	As of June 30,
	2024	2023
Contract liabilities	$485,319	$457,064

Contract liabilities represented the upfront payments received upon acceptance of quotation by clients in relation to corporate secretarial services/accounting services/IP registration services. These payments are recognized as revenue when our performance obligation is satisfied. Our contract liabilities remained stable as at June 30, 2024 and 2023. The Group’s contract liabilities are generally recognized as revenue within one year. Revenue recognized during the year ended June 30, 2024 and 2023 at the beginning of such periods was $457,064 and $398,183, respectively.

NOTE 10 — SEGMENT INFORMATION

The Group follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating gain/(loss) and assets are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Group determined that it operates in three segments (i) corporate secretarial services, (ii) accounting services, and (iii) IP registration services. Further, the Group’s single measure of segment revenue as shown in the table below.

The Group evaluates the performance of each operating segment based on several factors of which the primary financial measures are operating segment revenue, as shown in the table below.

The Group generates substantially all of its revenues from clients in Hong Kong and Singapore.

The table below sets out a breakdown of our revenue by service segments for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024		2023
	US$	%	US$	%
Corporate secretarial services	2,677,264	61.3	2,191,421	59.2
Accounting services	969,316	22.2	785,295	21.2
IP registration services	721,929	16.5	727,022	19.6
Total	4,368,509	100.0	3,703,738	100.0

Information for the Group’s revenue by geographical area for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024		2023
	US$	%	US$	%
Hong Kong	3,647,946	83.5	2,976,716	80.4
Singapore	720,563	16.5	727,022	19.6
Total	4,368,509	100.0	3,703,738	100.0

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 11 — EQUITY

Ordinary shares

The Company was incorporated as a limited liability company on May 31, 2024, under the laws of the Cayman Islands. It is a holding company and does not actively engage in any business. According to its Amended and Restated Memorandum and Articles of Association, the Company is authorized to issue 5,000,000,000 ordinary shares with a par value of USD 0.00001 each.

On May 31, 2024, the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Ltd. This share was then transferred to Star Blessings Limited. On June 28, 2024, Acco Group Holdings Limited issued additional shares: 924 shares to Star Blessings Limited, 50 shares to Mr. Cheung Po LUI, and 25 shares to Mr. Po TSUI. As a result, the Company was owned by Star Blessings Limited (925 shares), Mr. Cheung Po LUI (50 shares), and Mr. Po TSUI (25 shares).

On June 21, 2024, Starry Prospect Limited, a subsidiary of Acco Group Holdings Limited, acquired all the issued shares of Accolade Consultants Limited and Accolade Corporate Services Limited at the consideration of HKD6,531,673 (US$837,934) and HKD8,768,765 (US$1,124,201), respectively. On the same day, Starry Prospect Limited also acquired all the issued shares of Accolade IP (SG) Pte. Ltd at the consideration of S$121,954 (US$90,457). As a result, all three companies became indirect wholly-owned subsidiaries of Acco Group Holdings Limited.

On August 8, 2024, the shareholders of Acco Group Holdings Limited, including Star Blessings Limited, Mr. Cheung Po LUI, and Mr. Po TSUI, approved a share subdivision. This subdivision split each issued and unissued share with a par value of USD 1 into 100,000 shares with a par value of USD 0.00001. Following the subdivision, the authorized share capital of the Company became USD 50,000, divided into 5,000,000,000 Ordinary Shares. The Company then had 100,000,000 issued and outstanding shares, with 92,500,000 shares held by Star Blessings Limited, 5,000,000 shares by Mr. Cheung Po LUI, and 2,500,000 shares by Mr. Po TSUI.

On August 16, 2024, Star Blessings Limited transferred 4,900,000 shares to Forever Peak Holdings Limited and 4,500,000 shares to River Wise Holdings Limited. Following these transfers, the ownership structure of the Company was as follows: Star Blessings Limited held 83,100,000 shares, Mr. Cheung Po LUI held 5,000,000 shares, Forever Peak Holdings Limited held 4,900,000 shares, River Wise Holdings Limited held 4,500,000 shares, and Mr. Po TSUI held 2,500,000 shares.

The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company has 5,000,000,000 authorized shares, par value of US$0.00001, of which 100,000,000 were issued and outstanding as of June 30, 2024 and 2023.

The Company only has one single class of ordinary shares that are accounted for as permanent equity.

NOTE 12 — EMPLOYEE BENEFIT PLANS

HK SAR

The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 12 — EMPLOYEE BENEFIT PLANS (cont.)

Singapore

The Group provides employee benefits to its Singapore-based employees under the Central Provident Fund (CPF), a compulsory savings plan for Singapore residents. The subsidiary and its employees are required to make monthly contributions to the CPF at rates prescribed by Singapore law. Contribution rates vary depending on the employee’s age and wages, with both employer and employee contributions calculated as a percentage of the employee’s monthly wages.

NOTE 13 — PROVISION FOR INCOME TAXES

Cayman Islands and British Virgin Islands

Acco Group Holdings Limited is incorporated in Cayman Islands and Starry Prospect Limited is incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Singapore

Our subsidiary incorporated in Singapore is subject to the Singapore corporate income tax at a rate of 17%. Singapore operates a one-tier corporate tax system, meaning that tax paid by the Subsidiary on its chargeable income is final, and dividends paid to shareholders are exempt from further taxation.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses following as of June 30, 2024 and 2023.

(a) Significant components of the provision for income taxes are as follows

	For the year ended June 30,
	2024	2023
Income tax expenses	$127,319	$52,730
Deferred income benefit	(87)	(2,385)
Total	$127,232	$50,345

(b) The following table provides the reconciliation of the differences between statutory and effective tax expenses for the year for the years ended June 30, 2024 and 2023.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 13 — PROVISION FOR INCOME TAXES (cont.)

	For the year ended June 30,
	2024	2023
Income before tax expenses	$1,120,062	$692,199
Income taxes computed at Hong Kong Profits Tax rate	184,810	114,213
Rate differences in various jurisdictions	322	272
Tax allowance at the statutory tax rates	(7,815)	(7,792)
Tax effect on non-assessable income	(8,222)	(13,341)
Tax effect of two-tier tax rate	(42,308)	(42,308)
Others	445	(699)
Income taxes	$127,232	$50,345

(c) Deferred tax

Significant components of the deferred tax assets are presented below

	As of year ended June 30,
	2024	2023
Deferred tax assets:
– Provision for credit losses	$480	$515
– Plant and equipment	611	68
– Right-of-use asset and lease liabilities	212	632
Total	$1,303	$1,215

NOTE 14 — CONCENTRATIONS OF RISK

Customers Concentrations

No customer accounted for more than 10% of the Company’s revenue for the year ended June 30, 2024 and 2023.

Accounts receivables due from one major customer as of June 30, 2024 and 2023.

	As of year ended
	June 30, 2024		June 30, 2023
Customers	Amount $	%	Amount $	%
A	148,439	55.3%	44,564	24.9%

Accounts receivable from the Company’s major customer accounted for 55.3% and 24.9 % of total accounts receivable balances as of June 30, 2024 and 2023, respectively.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 14 — CONCENTRATIONS OF RISK (cont.)

Suppliers Concentrations

Major suppliers representing more than 10% of the Company’s costs of revenue.

	For the year ended
	June 30, 2024		June 30, 2023
Suppliers	Amount $	%	Amount $	%
A	609,934	36.1%	294,557	20.3%
B	450,125	26.7%	559,341	38.5%
C (Related Party)	188,859	11.2%	165,902	11.4%
Total	1,248,918	74.0%	1,019,800	70.2%

Major suppliers of the Company’s accounts payables

	As of year ended
	June 30, 2024		June 30, 2023
Suppliers	Amount $	%	Amount $	%
A	—	—	—	—
B	1,213	3.3%	64,031	40.5
C (Related Party)	—	—	74,310	47.0
Total	1,213	3.3%	138,341	87.5

Accounts payables from the Company’s major suppliers accounted for 18.59% and 1.66% of total accounts payables balances as of June 30, 2024 and 2023, respectively.

NOTE 15 — RISKS

A.     Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As the Group has no interest-bearing borrowings, a 1% increase or decrease in interest rates would have no material impact on the Group’s post-tax loss for the year ended June 30, 2024, and 2023.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 15 — RISKS (cont.)

B.      Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in HK$ and S$ and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations. and the Company has not maintained any hedging policy against foreign currency risk. As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Moreover, the Company’s monetary assets and liabilities are mainly denominated in HK$ and S$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C.     Economic and political risks

The Company’s operations are mainly conducted in HK SAR and Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR and Singapore.

The Company’s operations in HK SAR and Singapore are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR and Singapore, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.     Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 16 — RELATED PARTY TRANSACTIONS

(a)     Name of Relationship of Related Parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI
Accolade IP Limited	Related by common directors, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI (Appointed on January 24, 2025)
Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

(b)    Summary of Balances with Related Parties

The summary of balances with related parties as the following:

Account receivables due from a related party

		As of June 30,
	Note	2024	2023
Accoplus Limited	1	$22,928	$16,955

Account payables to related parties

		As of June 30,
	Note	2024	2023
Accoplus Limited	2	$15,474	$9,218
Accolade IP Limited	2	—	74,330
Winxam Consultancy Pte Limited	2	1,748	1,435
		17,222	84,983

Amount due from a related party

		As of June 30,
	Note	2024	2023
Accolade IP Limited	3	$32,613	$432,684

Amounts due to related parties

		As of June 30,
	Note	2024	2023
Accoplus Limited	4	$—	$256
Accolade IP Limited	4	175,933	—
		175,933	256

Amount due from a director

		As of June 30,
	Note	2024	2023
Mr. Cheung Po, LUI	5	$103,005	$54,198

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

Amount due from a beneficial owner

		As of June 30,
	Note	2024	2023
		(Restated)	(Restated)
Mr. Yuen Yuk, HAU	6	$41,134	$897,147

––––––––––

Note:

(1)      Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.

(2)      Account payables to related companies represented IP registration services fee, marketing fee and administrative fee due from the Company.

(3)      The balance mainly represented collecting payments from debtors on behalf of the Company, advances to a related party and administrative expenses paid by the Company. Amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand.

(4)      Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(5)      Collecting payments from debtors on behalf of the Company by a director. Amount due from a director is trade nature, unsecured, non-interest bearing and repayable on demand.

(6)      The balance mainly represented advanced from a beneficial owner. Amount due from a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand.

(c)     Summary of Related Party Transactions:

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

A summary of trade transactions with related parties for years ended June 30, 2024 and 2023 are listed below:

	For the years ended June 30,
Accounting services fee income from a related party:	2024	2023
Accoplus Limited	$—	$551
	For the years ended June 30,
Corporate secretarial services income from a related party:	2024	2023
Accoplus Limited	$56,856	$37,742
	For the years ended June 30,
Management fee income from a related party:	2024	2023
Accolade IP Limited	$—	$128,505
	For the years ended June 30,
IP registration services fee to related parties:	2024	2023
Accolade IP Limited	$188,859	$165,901
Winxam Consultancy Pte Limited	27,870	36,590
	216,729	202,491

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

	For the years ended June 30,
Marketing expenses to related parties:	2024	2023
Accolade IP Limited	$166,468	$118,247
Accoplus Limited	35,058	26,667
	201,526	144,914
	For the years ended June 30,
Professional fee to a related party:	2024	2023
Winxam Consultancy Pte Ltd	$445	$1,767
		For the years ended June 30,
Related party balances offset by unpaid dividends payable:		2024	2023
	Note	(Restated)	(Restated)
Mr. Yuen Yuk, HAU	1	$1,028,475	$—
Accolade IP Limited	1	1,152,998	332,692
		2,181,473	332,692

_________

Note:

(1)      For the years ended June 30, 2024 and 2023, the Company’s subsidiaries declared dividend of approximately US$1,959,678 and US$641,026 respectively. These dividends declared are partially settled in cash, amounting to US$34,615 and US$51,924 for the years ended June 30, 2024 and 2023, respectively. The remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and through the issuance date of these consolidated financial statements.

NOTE 18 — SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2024, through December 5, 2024 which is the date that these consolidated financial statements are available to be issued. There are not any material subsequent events that require disclosure in these consolidated financial statements.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our Amended and Restated Memorandum and Articles of Association provide that, to the extent permitted by Cayman Islands law or any other applicable laws, we shall indemnify each existing or former director (including alternate director), secretary and other officer of our Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our Company or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of our Company in respect of any matter identified above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as will be provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Item 7. Recent Sales of Unregistered Securities

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On May 31, 2024, we formed Acco Group Holdings Limited. On the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Limited. On the same date, the 1 ordinary share was transferred from Quality Corporate Services Ltd. to Star Blessings Limited.

On June 28, 2024, Acco Group Holdings Limited further issued 924, 50 and 25 ordinary shares, at the respective consideration of US$ 924, US$50, and US$25, to Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively.

On August 8, 2024, Acco Group Holdings Limited effectuated a share split of its issued and outstanding shares at a ratio of 100,000 for one (1), (the “Share Split”). Subsequent to the Share Split, the authorized share capital of the Company became US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each, and the Company had 100,000,000 Ordinary Shares issued and outstanding, of which 92,500,000, 5,000,000 and 2,500,000 Ordinary Shares were held by Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively. From a Cayman Islands legal perspective, the Share Split does not have any retroactive effect on our shares prior to the effective date. However, references to our Ordinary Shares in this prospectus are presented on a post-Share Split basis, or as having been retroactively adjusted and restated to give effect to the Share Split, as if the Share Split had occurred by the relevant earlier date.

On August 16, 2024, Star Blessings Limited entered into Sale and Purchase Agreements with Forever Peak Holdings Limited and River Wise Holdings Limited, respectively. Pursuant to the Sale and Purchase Agreements, Star Blessings Limited is to sell, and Forever Peak Holdings Limited and River Wise Holdings Limited are to acquire, 4.9% and 4.5% equity interests in Acco Group Holdings Limited held by Star Blessings Limited, at the consideration of US$108,974 and US$100,000, respectively. On the same date, Star Blessings Limited executed the instrument of transfers whereby Star Blessings Limited transferred 4,900,000 and 4,500,000 Ordinary Shares, out of its 9,250,000 Ordinary Shares of the Company, to Forever Peak Holdings Limited and River Wise Holdings Limited, respectively.

Subsequent to the transfer, the Company is owned as to 83,100,000, 5,000,000, 4,900,000, 4,500,000 and 2,500,000 Ordinary Shares by Star Blessings Limited, Mr. Cheung Po, LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po, TSUI, respectively.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedule

(a)     Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association, as currently in effect
3.2**	Form of Amended and Restated Memorandum and Articles of Association, as in effect upon completion of this offering
5.1**	Opinion of Ogier regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
10.1†	Employment Agreement by and between Mr. Yuen Yuk, HAU and Accolade Consultants Limited
10.2†	Employment Agreement by and between Mr. Yuen Yuk, HAU and the Registrant
10.3†	Employment Agreement by and between Mr. Cheung Po, LUI and the Registrant
10.4**	Employment Agreement by and between [*] and the Registrant
10.5**	Lease Agreement for Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong
10.6**	Lease Agreement for 10 Anson Road #35-03A International Plaza Singapore 079903, Singapore
10.7**	Form of the Independent Non-Executive Director Offer Letter
14.1**	Code of Business Conduct and Ethics of the Registrant
14.2**	Clawback Policy of the Registrant
14.3**	Insider Trading Policy of the Registrant
21.1†	List of Subsidiaries
23.1**	Consent of Onestop Assurance PAC
23.2**	Consent of Ogier, Cayman Islands Counsel to the Registrant (included in Exhibit 5.1)
23.3**	Consent of ONC Lawyers, Hong Kong Counsel to the Registrant (included in Exhibit 99.7)
23.4**	Consent of Drew & Napier LLC, Singapore Counsel to the Registrant (included in Exhibit 99.8)
23.5**	Consent of China Commercial Law Firm, PRC Legal Counsel to the Registrant (included in Exhibit 99.9)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nominating Committee Charter
99.4**	Consent of [*], Independent Director Nominee

Exhibit No.	Description
99.5**	Consent of [*], Independent Director Nominee
99.6**	Consent of [*], Independent Director Nominee
99.7**	Opinion of ONC Lawyers regarding certain Hong Kong law and tax matters
99.8**	Opinion of Drew & Napier LLC regarding certain Singaporean law and tax regulations
99.9**	Opinion of China Commercial Law Firm, regarding certain PRC legal matters
99.10†	Consent of Marksman Services Group Limited
107**	Filing Fee Table

____________

*        Filed herein

**      To be filed via amendment

†        Previously filed

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)     If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6)    To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [*], 2025.

ACCO GROUP HOLDINGS LIMITED
By:
Cheung Po, LUI
Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Cheung Po, LUI and Mr. Yuen Yuk, HAU, each acting singly as an attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
	Chief Financial Officer, Chairman of the Board and Director	[*], 2025
Name: Yuen Yuk, HAU	(Principal Financial and Accounting Officer)
	Chief Executive Officer and Director	[*], 2025
Name: Cheung Po, LUI	(Principal Executive Officer)

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on [    ], 2025

[* Authorized Agent]
By:
Name:	[ ]
Title:	[ ]
on behalf of
[ ]